Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)
Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom 1. Quartal 2009

Q1
09

Interim Group Report
January 1 to March 31, 2009

Deutsche Telekom at a glance.

	Q1 2009 millions of €	Q1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	6.2	61,666
Domestic	6,943	7,254	(4.3)	28,885
International	8,959	7,724	16.0	32,781
EBIT (profit from operations)	244	2,298	(89.4)	7,040
Special factors affecting EBIT[a]	(1,673)	269	n.a.	(1,780)
Adjusted EBIT[a]	1,917	2,029	(5.5)	8,820
Adjusted EBIT margin[a] (%)	12.1	13.5		14.3
Profit (loss) from financial activities	(742)	(677)	(9.6)	(3,588)
Profit (loss) before income taxes	(498)	1,621	n.a.	3,452
Depreciation, amortization and impairment losses	(4,698)	(2,657)	(76.8)	(10,975)
EBITDA[b]	4,942	4,955	(0.3)	18,015
Special factors affecting EBITDA[a,b]	130	269	(51.7)	(1,444)
Adjusted EBITDA[a,b]	4,812	4,686	2.7	19,459
Adjusted EBITDA margin[a,b] (%)	30.3	31.3		31.6
Net profit (loss)	(1,124)	924	n.a.	1,483
Special factors[a]	(1,779)	174	n.a.	(1,943)
Adjusted net profit[a]	655	750	(12.7)	3,426
Earnings per share/ADS[c], basic/diluted (€)	(0.26)	0.21	n.a.	0.34
Cash capex[d]	(2,611)	(1,792)	(45.7)	(8,707)
Net cash from operating activities	2,801	3,331	(15.9)	15,368
Free cash flow (before dividend payments)e	251	1,629	(84.6)	7,033
Equity ratiof (%)	31,2	34,0		32,3
Net debte	42,833	35,894	19.3	38,158

Number of employees at balance sheet date

	Mar. 31, 2009	Dec. 31, 2008	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008	Change Mar. 31, 2009/ Mar. 31, 2008%
Deutsche Telekom Group	260,798	227,747	14.5	237,757	9.7
Non-civil servants	228,928	195,634	17.0	202,586	13.0
Civil servants	31,870	32,113	(0.8)	35,171	(9.4)

Number of fixed-network and mobile customers

		Mar. 31, 2009	Dec. 31, 2008	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008	Change Mar. 31, 2009/ Mar. 31, 2008%
Fixed-network lines[g,h]	(millions)	40.3	41.1	(1.9)	43.6	(7.6)
Broadband lines[i,h]	(millions)	17.0	16.7	1.	15.7	8.3
Mobile customers[j]	(millions)	148.4	147.6	0.5	139.0	6.8

a
For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, the EBIT margin, and the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

b	Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
c	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
e	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 65.
f	Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
g
Lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services. Approximately 160,000 business customers have been included in the Broadband/Fixed Network operating segment since January 1, 2009. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. For the purposes of equal treatment, internal use by the System Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.

h
From February 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) is included in the Broadband/Fixed-Network operating segment. Prior-year comparatives have been adjusted on a pro forma basis.

i	Broadband lines in operation, including Germany and Southern and Eastern Europe.
j
Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA segments. From February 2009, the mobile communications business of COSMOTE (entity of the OTE group) in Greece, Romania, Bulgaria and Albania is included in the Mobile Communications Europe operating segment. Prior-year comparatives have been adjusted on a pro forma basis.

Deutsche Telekom 1. Quartal 2009

Developments in the Group.

Net revenue for the first quarter of 2009 was EUR 15.9 billion compared with EUR 15.0 billion for the prior-year period.

Domestic net revenue was EUR 6.9 billion compared with EUR 7.3 billion in the first quarter of 2008. International net revenue increased year-on-year from EUR 7.7 billion to EUR 9.0 billion.

At EUR 4.9 billion, Group EBITDA was at the same level as in the first quarter of 2008. Group EBITDA adjusted for special factors[1] increased slightly from EUR 4.7 billion in the first quarter of 2008 to EUR 4.8 billion.

The loss in the first quarter of 2009 amounted to EUR 0.9 billion compared with a profit of EUR 1.1 billion for the first quarter of 2008. This was the result of an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment.

Net profit adjusted for special factors[1] decreased to EUR 0.7 billion compared with EUR 0.8 billion in the first quarter of 2008.

Free cash flow[2] before dividend payments was at EUR 0.3 billion compared with EUR 1.6 billion in the first quarter of 2008. This decrease was primarily attributable to higher capital expenditure.

Net debt[3] increased by EUR 4.7 billion compared with the end of 2008 to EUR 42.8 billion. Net debt increased by EUR 4.3 billion due to the full consolidation of OTE for the first time.

1
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, special factors affecting profit/loss after income taxes and adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

2	For the calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 65.
3	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 66.

Deutsche Telekom 1. Quartal 2009

T-Share price performance.

Performance of the T-Share, Jan. 1 – Mar. 31, 2009.

		Mar. 31, 2009	Mar. 31, 2008	Dec. 31, 2008
Xetra closing prices	(€)
Exchange price at the balance sheet date		9.35	10.55	10.75
Quarterly high		11.39	15.55	11.87
Quarterly low		9.07	10.48	9.00

Weighting of the T-Share in major stock indexes
DAX 30	(%)	7.5	4.6	7.2
Dow Jones Europe STOXX Telecommunications©	(%)	10.4	8.5	10.8

Market capitalization	(billions of €)	40.9	46.2	46.9
Shares issued	(millions)	4,361.32	4,361.31	4,361.32

The financial and economic crisis kept a firm hold on the equity markets in the first quarter of 2009. The economies of the major industrialized countries are in recession. The world’s main stock markets continued to retreat in the first quarter of 2009, but managed to shake off their quarterly lows toward the end of March 2009. The DAX lost approximately 15.1 percent in the first quarter of 2009, the STOXX 50 12.9 percent, the Dow Jones Industrial Average index 13.3 percent, and the Japanese NIKKEI 225 index around 9.8 percent. The stocks of European telecommunications companies performed slightly better than their respective national indexes in the first quarter of 2009. The Dow Jones Europe STOXX Telecommunications sector index lost around 9.2 percent in the first quarter of 2009. The T-Share recorded its quarterly high of EUR 11.39 on January 5, 2009 before losing ground together with the sector and the DAX to close the period at EUR 9.35 on March 31, 2009. The share posted its first-quarter low of EUR 9.07 on February 25, 2009. Over the quarter, the Deutsche Telekom share lost around 13 percent.

Corporate governance.

In the Declaration of Conformity released on December 4, 2008 pursuant to § 161 of the German Stock Corporation Act, the Supervisory Board and Board of Management of Deutsche Telekom AG declared that, in the period since submission of the previous declaration of conformity, Deutsche Telekom AG had complied, without exception, with the recommendations of the Government Commission for the German Corporate Governance Code published on July 20, 2007 and, without exception, with the recommendations published on August 8, 2008.

The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2008 financial year, which is available on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Publications section. This summary can also be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom 1. Quartal 2009

Interim Group management report.

Highlights.

 Events in the first quarter of 2009.

Group.

 Transfer of approximately 160,000 business customers from the Systems Solutions operating segment in Germany to the Broadband/Fixed Network operating segment.

To implement its “Focus, fix and grow” strategy, Deutsche Telekom transferred some 160,000 business customers from T-Systems to the Broadband/Fixed Network operating segment under the umbrella of T-Home, Sales & Service with effect from January 1, 2009. By bundling its operations in the new Deutsche Telekom Business Customers business unit, Deutsche Telekom is striving to boost demand among the 160,000 business customers for mainly standardized telecommunications and business products – around 90 percent of which are already produced by T-Home – by offering a competitive, customer-oriented range of services from a single source. The new Deutsche Telekom Business Customers business unit serves small, medium-sized and larger enterprises, focusing on sales and support of standardized telecommunications products and solutions. The new unit is responsible for all sales functions necessary to serve customers as well as the areas of product management and maintenance, upstream services management, appropriate support functions and the necessary operational basis.

As a full service partner for information and communication technology (ICT) solutions, T-Systems is focusing on business with around 400 national and international corporate customers. The strategic business unit is also the first point of contact for public-sector customers and the healthcare sector. At the same time, the Business Customers operating segment was renamed Systems Solutions.

 Impairment of goodwill at T-Mobile UK.

Depreciation, amortization and impairment losses in the Group increased due to an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment in the first quarter of 2009. Events or circumstances that resulted in this impairment loss primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high levels of expenditure for customer acquisition and retention resulted in increases in the cost base.

  Issuances in the first quarter of 2009.

On January 20, 2009, Deutsche Telekom AG issued a Eurobond with a volume of EUR 2 billion through its financing arm Deutsche Telekom International Finance B.V. The eight-year bond has a coupon of 6 percent. Deutsche Telekom also issued promissory notes for an amount of EUR 0.2 billion with terms of seven to ten years.

 OTE: Implementation of the shareholders’ agreement on February 6, 2009.

The changes to OTE’s Articles of Incorporation necessary for full implementation of the shareholders’ agreement were approved at the extraordinary shareholders’ meeting of OTE on February 6, 2009. Consequently, Deutsche Telekom has taken control of 50 percent plus two voting shares and therefore the company’s financial and operating policies. Upon implementation of the shareholders’ agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time.

Three-way approach to human resources planning – hiring, restructuring and reduction.

Deutsche Telekom AG’s human resources planning in 2009 will focus more sharply on three elements: hiring, restructuring, and reduction. Socially responsible staff reduction will continue in 2009 on the same scale as in recent years. This will essentially be implemented by means of voluntary redundancies as well as partial and early retirement. Depending on developments in the individual business segments, Deutsche Telekom is planning to create up to 3,500 new jobs in Germany at the same time. The focus will be on technology, science, and business graduates, as well as internally trained junior staff. Around 1,200 new employees were hired permanently in the first quarter of 2009. Deutsche Telekom AG, Germany’s largest training provider, will also offer some 3,600 young people the opportunity to begin a vocational training program in the Group in 2009 despite the economically difficult times. Internationally, the HR structure of the Deutsche Telekom Group is predominantly influenced by the first-time full consolidation of OTE, whose approximately 33,600 full-time equivalents (FTEs) were integrated into the Group’s workforce in February 2009.

 2009 collective bargaining at Deutsche Telekom AG and the service companies Deutsche Telekom Netzproduktion, Deutsche Telekom Technischer Service, and Deutsche Telekom Kundenservice.

On March 13, 2009, the negotiating parties reached an agreement in the arbitration proceedings governing 2009 collective bargaining for employees at Deutsche Telekom and its service companies that was ratified by the corresponding committees of the unions and employers: Salaries for employees at Deutsche Telekom and its service companies will gradually increase over a period of 24 months by a total of 5.5 percent. Pay will rise by 3 percent with retroactive effect as of January 1, 2009 and by an additional 2.5 percent the following year. In addition, protection from compulsory redundancy has been extended by another year. Pay-scale employees at Deutsche Telekom AG are guaranteed jobs up until the end of 2010, while their counterparts in the service companies have job security until the end of 2013. A year’s extension has also been agreed for the commitment not to sell the service companies, now until the end of 2011.

Those employees of the service companies who personally contributed to the companies’ improved cost efficiency by taking a pay cut negotiated with ver.di in 2007 as part of the process of establishing the service companies will receive an additional top-up of 3.1 percent, comprising 2 percent initially for 2009, and a further 1.1 percent for 2010. All other pay-scale employees in the service companies will receive a pay rise of 3 percent for 2009 and 2.5 percent for 2010. In cases where the gross increase for 2009 is less than EUR 840, the difference will be offset by a one-time payment. Part-time staff will receive proportionate amounts.

Furthermore, the parties to the negotiations agreed to raise the monthly remuneration for trainees for 2009 and 2010. Pay in technology jobs will rise by EUR 25, in retail and dialog marketing by EUR 30. In addition, the subsistence allowance for trainees who are not able to commute each day between their homes and work is being increased from EUR 150 to EUR 180.

Arbitration proceedings succeeded in agreeing a differentiated solution that is tailored to the varying needs of employees, while at the same time taking the companies’ economic requirements and budget restrictions into account. The two-year term will create certainty and security for customers, employees and the companies alike.

Deutsche Telekom 1. Quartal 2009

Mobile Communications Europe.

 Mobilization of the Internet through the launch of high-performance premium handsets and positioning as an innovative music provider.

In the first quarter of 2009, T-Mobile continued to push ahead with the launch of innovative handsets for the mobile Internet. Following the resounding success of the marketing of the Apple iPhone 3G last year in virtually all T-Mobile countries across Europe, the iPhone 3G was rolled out in Macedonia, Montenegro, Greece and Bulgaria in March 2009. In addition, having already launched the T-Mobile G1, the world’s first Android-based mobile phone, in the United States and the United Kingdom, T-Mobile continued to roll it out in other European markets: in Austria, the Czech Republic, and the Netherlands on January 1, 2009, then in Germany and Poland in February 2009. T-Mobile also built up additional expertise in the area of mobile Internet offerings, positioning itself as an additional music provider in Germany in March 2009 when it launched the new music portal “t-mobilemusic.de.”

 T-Mobile wins awards in key European markets.

In January 2009, T-Mobile UK ranked first in nine out of thirteen categories in a survey on the use of mobile broadband services conducted by market research institute YouGov. The first place awards included the fastest web-browsing experience and the best mobile broadband network. T-Mobile’s subsidiary PTC was voted Company of the Year 2008 by Mobile Internet magazine and also came first in the two other categories of network quality and quality of service.

 New partnership in Poland strengthens market position.

T-Mobile’s subsidiary PTC entered into a partnership with Biedronka, a leading, fast-growing retail company in Poland. As a result, PTC is now able to market its mobile services in over 1,350 Biedronka stores.

Mobile Communications USA.

 T-Mobile USA reclaimed highest rank for wireless customer care.

On February 4, 2009, the Mobile Communications USA operating segment was ranked highest in wireless customer care performance by J.D. Power and Associates. Winning this award in seven of the last eight reporting periods continues to demonstrate the strong and successful focus on customer service at Mobile Communications USA.

 T-Mobile webConnect™ laptop stick.

On March 25, 2009, the Mobile Communications USA operating segment launched the T-Mobile webConnect™ USB laptop stick, providing customers with seamless connectivity to the Internet on the go via Wi-Fi or T-Mobile USA’s 3G wireless broadband service.

Broadband/Fixed Network.

 Load family leads the German download market.

The market research company GfK Panel Services studies Germany’s download market for its annual GfK Commercial Download Monitor report and identifies the top providers. Gamesload, Softwareload, and Videoload took the top spots in the ranking of the most successful download portals in 2008: Gamesload is the most successful games download portal, Softwareload the best vendor-neutral provider of software downloads, and Videoload the leading video-on-demand provider for film downloads in Germany. Musicload also held on to its lead. GfK’s “communication tracking” in March 2009 once again identified Musicload as Germany’s best-known music download portal.

Deutsche Telekom 1. Quartal 2009

 New business products for fast Internet and location networking.

Deutsche Telekom is systematically expanding its offering for connected working among business customers. At CeBIT 2009, new products and services were presented for fast, secure Internet connection, high-performance link-up of local area networks (LANs), and low-cost voice communications. What all these solutions have in common is that they enhance communications with customers and business partners as well as cooperation between locations, thus significantly improving the competitiveness of companies.

Systems Solutions.

 Major international contract: Linde AG commissions Deutsche Telekom subsidiary to provide data center and storage services.

T-Systems and Linde AG have signed a contract for pan-European computing center and storage services. This large-scale contract has a three-digit million volume and will run for seven years. It constitutes a further milestone in the international growth strategy of Deutsche Telekom’s corporate customers arm. The contract strengthens T-Systems’ position in the manufacturing industry. Under the new contract, Linde will procure and pay for its future data center and storage services in a dynamic way that is fully tailored to current needs and its own business processes.

 T-Systems links up branches of REWE Group in Germany.

T-Systems is linking up the German operations of the REWE Group with corporate headquarters in Cologne via a virtual private network (VPN). The new network solution will serve almost all companies in this group, which in addition to the REWE supermarkets includes the discount retailer Penny, Pro Markt, toom hypermarkets and beverage stores, as well as the former Extra department stores. Under the contract, T-Systems will also incorporate the tourism arm of the REWE Group with its 900 DER and Atlas travel agencies in the network. The VPN solution will enable the REWE Group to process both receipt and planning data online in the central merchandise management system. The stores connected to the network will place all orders online.

 T-Systems secures public-sector contracts in the first quarter of 2009.

T-Systems secured public-sector contracts in the first quarter of 2009. Following a Europe-wide invitation to tender, the Ministry of Finance of North Rhine-Westphalia awarded Deutsche Telekom’s systems solutions arm the contract for introducing a new budgeting and accounting system. The eight-year contract has a volume in the high double-digit million range. T-Systems also won a contract worth around EUR 0.1 billion in Baden-Württemberg. The Deutsche Telekom subsidiary will install and provide support for new PCs and printers at the office workstations of the Ministry of Justice, the Ministry of Science, public prosecutors’ offices, courts, the penal system, and other selected regional public authorities. In March 2009, T-Systems won another contract in North Rhine-Westphalia for operation of the state administration network and the tax office and police special networks. The contract has a volume of over EUR 50 million and a four-year term with options for extensions. In addition, T-Systems is establishing and operating the backbone of future online communication for public administration in Germany. The DOI network connects the communications networks of national, regional and local governments across the country, as well as linking them to the European administration network TESTA.

 T-Systems and Cognizant manage software applications for Continental AG.

    The partnership between T-Systems and Cognizant continues to bear fruit. Both companies assumed responsibility for the stable operation of the application landscape in the research and development department of Continental’s tire divisions in Hanover at the beginning of 2009. The agreement has a term of three years. Cognizant is providing a considerable proportion of the application management services from India.

Deutsche Telekom 1. Quartal 2009

Overall economic situation/industry situation.

Global economic development.

 The global economy is in recession. The pronounced economic slowdown that became apparent in spring 2008 impacted the economies of industrialized countries and also those of countless emerging markets in the first quarter of 2009. Household consumption has fallen in real terms in many industrialized countries. The situation on the labor markets has worsened perceptibly, with unemployment rates increasing significantly in many industrialized nations. The Kiel Institute for the World Economy believes that winter 2008/2009 was the first time since the 1930s that the global economy experienced a recession affecting every region in the world.

Overall economic risks.

 In recent months, there has been a further marked easing of inflationary pressure. The main risks for the global economy are still the scale and duration of the economic crisis as well as the possible effects of escalating national debt resulting from numerous economic stimulus packages. Economic history shows that recessions caused by real estate and bank crises tend to be deeper and, above all, more difficult to overcome than recessions not triggered or driven by such problems.

Outlook.

 The Kiel Institute for the World Economy expects the global economy to shrink by 0.8 percent in 2009. The International Monetary Fund (IMF) is also forecasting contraction of between 0.5 and 1.0 percent for the global economy this year as well as a downturn of 4.2 percent in the euro zone and 2.8 percent in the United States. The IMF expects the German economy to contract by 5.6 percent in 2009. The spring report of the leading economic research institutes forecasts that growth in Germany will decline by 6 percent in 2009. For countries in Eastern Europe, the IMF is predicting that economic output will decline by 3.7 percent this year.

 The IMF expects the global economy to pick up in 2010 and is predicting growth of 1.9 percent. In their spring report, leading economic research institutes forecast a minus of 0.5 percent for Germany in 2010.

Telecommunications market.

 The price index for telecommunications services in Germany issued by the Federal Statistical Office points to a further reduction in consumer prices in the first quarter of 2009. The consumer price index for fixed network and Internet decreased to 93.6 in March 2009, compared with 96.6 in March 2008. The consumer price index for mobile communications decreased from 88.3 in March 2008 to 85.6 (base: 100 in 2005).

Deutsche Telekom 1. Quartal 2009

Regulatory situation.

Abuse proceedings relating to minimum contract terms discontinued.

On January 6, 2009, the Federal Network Agency decided to discontinue the abuse proceedings filed by HanseNet Telekommunikation GmbH relating to the contract terms of Deutsche Telekom’s Call & Surf packages. The Federal Network Agency determined that there were no viable reasons to justify shortening the contract terms.

 Order to allow access to cross-connect cabinets.

In a decision on March 3, 2009, the Federal Network Agency ordered Deutsche Telekom to grant its competitors access to the unbundled local loop line also at new cross-connect cabinets, subject to certain conditions.

Draft regulatory order on telephone lines.

The Federal Network Agency published a draft regulatory order on the market for telephone lines on March 18, 2009. One requirement imposed by the draft order is that call-by-call and preselection also be allowed for all-IP lines. A final ruling is expected in the second quarter of 2009.

Federal Network Agency approves rates for unbundled local loop lines.

The Federal Network Agency approved new rates for the unbundled local loop (ULL) line on March 31, 2009. The ULL will now cost EUR 10.20 per month – down from EUR 10.50. A rate of EUR 7.21 was agreed for the ULL to which access is provided in the street cabinet. These rates apply for a period of two years starting on April 1, 2009. The weighted average cost of capital (WACC) used for the regulation of rates was also reduced in the process from 8.07 percent in real terms to 7.19 percent.

Mobile termination rates in Germany.

On March 31, 2009, the Federal Network Agency approved new rates for termination of calls in the four German mobile communications networks. From April 1, 2009, the rates applicable to T-Mobile and Vodafone were thus reduced from 7.92 ct/min to 6.59 ct/min, while the rates applicable to E-Plus and O2 were reduced from 8.8 ct/min to 7.14 ct/min. This narrowed again the gap between the rates for the D and E networks in both absolute and relative terms. The new mobile termination rates have been approved until November 30, 2010, increasing the term compared with the previous rate ruling from 16 to 20 months.

 Key elements paper on the digital dividend – auction.

 On March 16, 2009, the Federal Network Agency published its key elements paper on awarding usage rights of the spectrum: There are plans to award 6 spectrum blocks of 2.5 MHz each for nationwide use. The spectrum will be auctioned together with frequencies from the 2.6 GHz, 2.1 GHz, and 1.8 GHz bands. The award procedure is expected to start at the end of 2009.

 Flexible GSM license (refarming).

 The Federal Network Agency conducted a consultation between November 19, 2008 and January 19, 2009. T-Mobile Deutschland’s answer contained statements to the effect that starting in 2010 all mobile network operators should uniformly be given the option of refarming (creating a more flexible environment for the use of 900 and 1800 MHz spectrum, also by using technologies other than GSM). Making GSM licenses more flexible is also an important topic for T-Mobile UK at the moment. The UK media regulator Ofcom has already made proposals for this but favors a solution within the industry. Mandatory regulatory action has been announced in the event that this should fail. T-Mobile UK has since made alternative proposals of its own.

Group strategy.

 “Focus, fix and grow” – targeted implementation of Group strategy.

 Deutsche Telekom’s vision of connected life and work takes account of changes in user behavior. Communication is becoming increasingly individualized, products and services can be personalized, media content is being digitized, users are becoming more mobile, and value creation is increasingly carried out at a global level. Deutsche Telekom is acting on these trends and focusing systematically on the changing needs of connected life and work. Long-term success in business can be achieved by developing innovative products and services, improving customer service, investing in broadband infrastructure, becoming an integrated organization, and using opportunities for growing abroad.

Deutsche Telekom 1. Quartal 2009

 With its “Focus, fix and grow” strategy, Deutsche Telekom continues to pursue the four strategic areas of action even in times of economic turmoil:

Improve competitiveness in Germany and in Southern and Eastern Europe

Grow abroad with mobile

Mobilize the Internet

Roll out network-centric ICT

Improve competitiveness.

 Deutsche Telekom is meeting the challenges in Germany as well as in the markets of Southern and Eastern Europe decisively and with a forward-looking approach. One of the principal tenets of its strategy is a stronger emphasis on the Group’s regional positioning, which is integrated through fixed and mobile communications. This will enable Deutsche Telekom to cement its position in highly competitive areas such as the German DSL market. Here, the Group won the most new DSL customers for the tenth consecutive quarter and increased the number of DSL retail lines to around 11 million. Other bases for strategic success are the targeted investments in state-of-the-art broadband infrastructure, the enhanced pricing and product policy, and ongoing improvement of the cost structure and customer service. Today, Deutsche Telekom already serves up to 1,000 German towns and cities with a high-performance ADSL2+ network and will conclude the roll-out of VDSL in Germany’s 50 largest towns and cities by mid-2009. Deutsche Telekom relies on cooperation projects with local authorities and competitors such as M-Net in Augsburg, Vodafone in Würzburg and Heilbronn, or EWE in Bremerhaven and eight other towns in Lower Saxony to continue its development of Germany’s broadband infrastructure. Cooperation with NetCologne in Aachen is also planned.  Deutsche Telekom is continuing its course with its IPTV packages and intends, for example, to increase the number of Entertain packages marketed in Germany further by the end of 2009. In addition to attractive prices, Deutsche Telekom’s growth strategy involves continuous expansion of content – new channels such as TNT Serie or the TV-Selection series flat rate – as well as consolidation of its role as a pioneer of HD and networking of a wide variety of different media. Starting in summer 2009, all Entertain customers will be able to read e-mail, listen to music, view personal photos and videos, and share this content with friends and acquaintances – all on their TV. Besides taking advantage of opportunities for growth, maintaining costs at a competitive level and improving customer service are ongoing tasks. Deutsche Telekom has been working on precisely that with its Save for Service program launched in 2006. Deutsche Telekom maintains its target of achieving long-term savings of no less than EUR 4.7 billion a year through 2010. By March 31, 2009, annual savings totaled approximately EUR 4.4 billion.

Grow abroad with mobile communications.

 Mobile communications business outside Germany is a key growth driver for Deutsche Telekom, one with which the Company hopes to leverage international economies of scale and synergies. This will entail both consolidation in existing markets, wherever this is feasible and worthwhile, and involvement in areas where Deutsche Telekom does not currently operate. Deutsche Telekom has steadily increased the proportion of its revenue generated outside of Germany through organic and inorganic growth, especially in the United States and Southern and Eastern Europe. 56.3 percent of net revenue is currently generated outside Germany, most of which originates from the mobile communications business.

 In a difficult market environment created by the financial and economic crisis, T-Mobile USA added some 415,000 customers to its customer base in the first quarter of 2009 through organic growth, which corresponds to customer growth of 7.8 percent compared with the prior-year period. This was helped, for example, by outstanding customer service (ranked first in the J.D. Power and Associates 2009 Wireless Customer Care Performance Study), innovative products such as the T-Mobile G1, and systematic expansion of the mobile broadband infrastructure.

 T-Mobile USA intends to continue to make investments and almost double its 3G network coverage in 2009 so that it will be able to serve around 200 million U.S. residents by the end of the year. In 2008, Deutsche Telekom reinforced its footprint in Southern and Eastern Europe by acquiring a 25-percent stake plus one share in Greece’s largest telecommunications company, the OTE group. As of the first quarter of 2009, OTE had 7.5 million fixed-network lines, 1.7 million broadband customers, and 19.9 mobile customers served by its fully consolidated companies. Its combined footprint covers the whole of Central, Southern and Eastern Europe. This holds the prospect of future growth for both companies as well as the leveraging of synergy effects and also means that Deutsche Telekom’s international growth strategy will be continuously enhanced.

07.05.2009

Deutsche Telekom 1. Quartal 2009

Mobilize the Internet.

 Mobile data remained very popular in the first quarter of 2009. Deutsche Telekom is therefore adhering to its strategy of providing its customers with a mix of innovative as well as exclusive handsets and applications, attractive prices, and a first-class broadband infrastructure. This brought the number of mobile Internet users – with or without subscription – to just under 17 million in the six companies in Western Europe, including the Czech Republic and Poland. In addition, having already launched the T-Mobile G1, the world’s first Android-based mobile phone, in the United States and the United Kingdom, T-Mobile continued to roll it out in other European markets: in Austria, the Czech Republic, and the Netherlands on January 1, 2009, then in Germany and Poland in February. After the successful launch of the iPhone in Western European markets, T-Mobile now sells the device in a total of twelve countries. Besides the iPhone and the T-Mobile G1, mini-notebooks are key products for pushing the success of the mobile Internet, which is why T-Mobile is systematically building up its portfolio of mini-notebooks. In addition to products from Acer, Samsung, and Sony, T-Mobile offers 700 series HP Compaq mini-notebooks in Germany and the Netherlands. Combined with attractive broadband Internet contracts and market prices, mini-notebooks will further increase revenue from mobile data communications. With web’n’walk, T-Mobile also gives its customers a proprietary platform for accessing the mobile Internet quickly and easily. This taps the intuitive user experience of an iPhone or a T-Mobile G1 for other mobile devices. T-Mobile showcased the new web’n’walk widget platform at the Mobile World Congress in Barcelona in February 2009 which will allow users to directly access their favorite personalized Internet services from the starting screen on their phone. The cooperation announced by T-Mobile and Nokia will make this offering even more appealing. Starting in the second half of 2009, the partners will offer an integrated marketplace that will give users access to a wide selection of widgets, applications, and content from the T-Mobile Widget Gallery and Nokia’s Ovi Store. As a leading broadband provider, Deutsche Telekom benefits significantly from growth in mobile web surfing on mobile phones, smartphones, notebooks, and mini-notebooks. To provide the best possible access for connected life and work on the move any time and any place, Deutsche Telekom is also relying on the continuous acceleration of its mobile communications networks (GPRS/EDGE, as well as UMTS/HSDPA and HSUPA) and concluded its first successful tests with fourth-generation mobile communications (LTE).

Roll out network-centric ICT.

 T-Systems operates networks and data centers worldwide that form the basis of an integrated portfolio of information and communication technology (ICT) solutions for multinational corporations and public-sector entities. By focusing on the individualized project and solutions business for corporate customers, T-Systems will benefit even more from the dynamic demand for network-centric ICT solutions in the future. T-Systems again secured major contracts in the first quarter of 2009: In addition to an SAP Services contract with The Nuance Group, T-Systems is taking charge of pan-European IT services for Linde AG within the scope of a service agreement. This contract has a three-digit million volume and will run for seven years.

 T-Systems also benefited considerably from public-sector contracts in the first quarter of 2009. In addition to a contract to manage the IT workstations of various ministries and government agencies in Baden-Württemberg, T-Systems recently won another contract from North Rhine-Westphalia for the operation of the state administration network, and the tax office and police special networks.

 The partnership entered into by T-Systems and Cognizant in 2008 in the systems integration area is continuing to develop successfully. Since 2009, both partners have been supporting Continental’s tire division in Hanover, for example, handling the application management services of the research and development unit.

 T-Systems is implementing an efficiency enhancement program to boost its competitiveness and improve its results. T-Systems’ current operating performance figures show that this program is already having a positive effect.

Deutsche Telekom 1. Quartal 2009

Development of business in the Group.

Net revenue.

 Deutsche Telekom generated revenue of EUR 15.9 billion in the first three months of financial year 2009. This corresponds to an increase of EUR 0.9 billion or 6.2 percent compared with the first three months of 2008. The first-time full consolidation of the OTE group was the primary contributor to the positive development of revenue. Excluding OTE, net revenue for the first three months was unchanged from the prior year.

 The Mobile Communications Europe operating segment recorded a 1.7-percent increase in revenue to EUR 5.1 billion. This increase was also largely due to the full consolidation of OTE which contributed EUR 0.5 billion to segment revenue. Revenue for the first quarter was negatively affected by exchange rate effects amounting to EUR 0.3 billion, which resulted essentially from the translation of pounds sterling and Polish zlotys into euros. General economic conditions and the continuing high level of competitive pressure also had a negative effect on revenue. T-Mobile UK in particular recorded a decrease in revenue per customer.

 Revenue generated by the Mobile Communications USA operating segment rose EUR 0.7 billion quarter-on-quarter to EUR 4.1 billion. This revenue growth was primarily the result of exchange rate effects totaling EUR 0.5 billion from the translation of U.S. dollars to euros. The first-time full inclusion of SunCom as well as customer growth also contributed to quarter-on-quarter revenue growth. Reflecting the effects of the unfavorable development of the economy in general, revenue per contract customer declined, however.

 Revenue from the Broadband/Fixed Network operating segment increased EUR 0.2 billion year-on-year to EUR 5.9 billion. The positive effects of the first-time full consolidation of OTE were partly offset by a decrease in revenue of EUR 0.3 billion due to line losses and lower usage-dependent charges in Germany, and intense competition in Eastern Europe.

 The Systems Solutions operating segment generated revenue of EUR 2.1 billion. Although international revenue recorded an increase, total revenue declined by EUR 0.1 billion year-on-year, however, primarily due to lower intersegment revenues.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	924	6.2	61,666
Mobile Communications Europe[a,b]	5,077	4,992	85	1.7	20,663
Mobile Communications USA[a]	4,137	3,461	676	19.5	14,957
Broadband/Fixed Network[a,b,c]	5,882	5,677	205	3.6	22,501
Systems Solutions[a,c]	2,106	2,200	(94)	(4.3)	9,343
Group Headquarters & Shared Services[a,b]	878	884	(6)	(0.7)	3,573
Intersegment revenue[d]	(2,178)	(2,236)	58	2.6	(9,371)

a	Total revenue (including revenue between operating segments).
b
Including first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

c
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

d	Elimination of revenue between operating segments.

Deutsche Telekom 1. Quartal 2009

Contribution of the operating segments to net revenue (after elimination of revenue between segments)

	Q1 2009 millions of €	Proportion of net revenue of the Group %	Q1 2008 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	100.0	14,978	100.0	924	6.2	61,666
Mobile Communications Europe[a]	4,894	30.8	4,835	32.3	59	1.2	19,978
Mobile Communications USA	4,133	26.0	3,457	23.1	676	19.6	14,942
Broadband/Fixed Network[a],b	5,235	32.9	5,032	33.6	203	4.0	19,779
Systems Solutions[b]	1,496	9.4	1,504	10.0	(8)	(0.5)	6,368
Group Headquarters & Shared Services[a]	144	0.9	150	1.0	(6)	(4.0)	599

a
Including first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

b
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

With 32.9 percent, the Broadband/Fixed Network operating segment provided the largest contribution to the net revenue of the Group. While the Mobile Communications USA operating segment increased its proportion of net revenue of the Group year-on-year, those of the operating segments Mobile Communications Europe, Broadband/Fixed Network, despite the inclusion of OTE, and Systems Solutions declined.

Breakdown of revenue by region.

The proportion of net revenue generated outside Germany in the first quarter of 2009 increased by 4.7 percentage points compared with the prior-year period to reach 56.3 percent. This was primarily due to revenue growth in North America and Europe. Revenue in North America was positively affected by exchange rate effects: The increase in revenue in Europe was mainly a result of the first-time full consolidation of OTE.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	924	6.2	61,666
Domestic	6,943	7,254	(311)	(4.3)	28,885
International	8,959	7,724	1,235	16.0	32,781
Proportion generated internationally (%)	56.3	51.6			53.2
Europe (excluding Germany)	4,684	4,144	540	13.0	17,324
North America	4,148	3,460	688	19.9	14,931
Other	127	120	7	5.8	526

EBIT.

Group EBIT decreased by EUR 2.1 billion year-on-year to EUR 0.2 billion. This was the result of an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment. While EBIT generated by the Mobile Communications Europe and Systems Solutions operating segments recorded a decline, the Broadband/Fixed Network and Mobile Communications USA operating segments improved EBIT year-on-year.

An impairment loss of EUR 1.8 billion was recognized on goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment. This was mainly a consequence of the significant economic slowdown and intensified competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high levels of expenditure for customer acquisition and retention resulted in increases in the cost base. In addition, higher expenditure for customer acquisition and retention in Austria and Poland had a negative effect on EBIT. The first-time full inclusion of OTE, on the other hand, had a positive impact on the segment. Adjusted for exchange rate effects, EBIT in the Mobile Communications USA operating segment decreased as a result of the decline in revenue per customer.

EBIT generated by the Systems Solutions operating segment in the prior-year quarter was impacted in particular by the gain on the disposal of Media&Broadcast. The Broadband/Fixed Network operating segment recorded higher EBIT due to the first-time full consolidation of OTE and cost-cutting measures.

Deutsche Telekom 1. Quartal 2009

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
EBIT[a] in the Group	244	2,298	(2,054)	(89.4)	7,040
Mobile Communications Europe[b]	(1,166)	759	(1,925)	n.a.	3,188
Mobile Communications USA	530	502	28	5.6	2,299
Broadband/Fixed Network[b,c]	1,170	889	281	31.6	2,759
Systems Solutions[c]	11	483	(472)	(97.7)	81
Group Headquarters & Shared Services[b]	(269)	(277)	8	2.9	(1,198)
Reconciliation	(32)	(58)	26	44.8	(89)

a	EBIT is profit/loss from operations as shown in the income statement.
b
Including first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

c
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Profit/loss before income taxes.
Profit/loss before income taxes in the first quarter of 2009 decreased by EUR 2.1 billion year-on-year to a loss of EUR 0.5 billion, a decline similar to the one affecting EBIT. Profit/loss before income taxes was impacted in particular by the impairment of goodwill at the cash generating unit T-Mobile UK amounting to EUR 1.8 billion in the Mobile Communications Europe operating segment.

Net loss.

Deutsche Telekom generated a net loss of EUR 1.1 billion in the first quarter of 2009, compared with a net profit of EUR 0.9 billion in the same period of the previous year. This was due to the aforementioned effects.

Deutsche Telekom 1. Quartal 2009

EBITDA.

EBITDA amounted to EUR 4.9 billion in the first quarter of 2009 and was therefore unchanged from the first three months of 2008. While EBITDA generated by the Mobile Communications USA, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments improved, the Systems Solutions and Mobile Communications Europe operating segments reported an EBITDA decrease.

Adjusted EBITDA.

In the first quarter of 2009, EBITDA was affected by special factors totaling EUR 0.1 billion. These factors mainly comprised income of EUR 0.2 billion from the reversal of provisions in connection with a voluntary early retirement program for employees at OTE in Greece as well as staff-related and other restructuring measures. Special factors of EUR 0.3 billion had a positive effect on EBITDA in the prior-year quarter. Special factors in the first three months of 2008 primarily consisted of the gain on the disposal of Media&Broadcast in the Systems Solutions operating segment, while expenses in connection with staff-related and other restructuring measures in the Group had an offsetting effect.

EBITDA for the first quarter of 2009, adjusted for the aforementioned special factors, was EUR 4.8 billion which was slightly higher than the prior-year level. The OTE group, which was fully consolidated for the first time, contributed EUR 0.3 billion to adjusted Group EBITDA in the reporting period.

In the Mobile Communications Europe operating segment, exchange rate effects and higher expenditure for customer acquisition and retention mainly in the United Kingdom, Austria and Poland had a negative impact on EBITDA. The first-time full consolidation of OTE had a positive effect. Taking into account the positive exchange rate effects and changes in the composition of the Group, adjusted EBITDA in the Mobile Communications USA operating segment decreased, primarily due to lower revenue per customer. Adjusted EBITDA in the Systems Solutions operating segment remained stable. The Broadband/Fixed Network operating segment recorded an increase in adjusted EBITDA due to the full consolidation of OTE for the first time.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Adjusted EBITDA[a,b] in the Group	4,812	4,686	126	2.7	19,459
Mobile Communications Europe[b]	1,551	1,698	(147)	(8.7)	7,160
Mobile Communications USA	1,061	966	95	9.8	4,240
Broadband/Fixed Network[b,c]	2,010	1,892	118	6.2	7,385
Systems Solutions[c]	211	204	7	3.4	826
Group Headquarters & Shared Services[b]	20	(25)	45	n.a.	(31)
Reconciliation	(41)	(49)	8	16.3	(121)

a
Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” et seq.

b
Including first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

c
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Deutsche Telekom 1. Quartal 2009

Free cash flow.

At EUR 0.3 billion, free cash flow in the first quarter of 2009 decreased by EUR 1.4 billion year-on-year. Net cash from operating activities amounted to EUR 2.8 billion in the reporting period, compared with EUR 3.3 billion in the prior-year period. This decrease is primarily attributable to the development of working capital, which, in the first three months of 2009, was mainly impacted by higher cash outflows for restructuring measures year-on-year. In addition, interest payments increased year-on-year, in particular as a result of the inclusion of OTE from February 2009. Cash outflows for intangible assets and property, plant and equipment increased by EUR 0.8 billion, primarily as a result of the 2G and 3G network roll-out in the United States and the United Kingdom.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Cash generated from operations	3,431	3,768	(337)	(8,9)	17,625
Interest received (paid)	(630)	(437)	(193)	(44,2)	(2,257)
Net cash from operating activities	2,801	3,331	(530)	(15,9)	15,368
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,611)	(1,792)	(819)	(45,7)	(8,707)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	190	1,539	(1,349)	(87,7)	6,661
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	61	90	(29)	(32,2)	372
Free cash flow before dividend paymentsa	251	1,629	(1,378)	(84,6)	7,033

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 65.

Net debt.

Net debt increased by EUR 4.7 billion compared with the end of 2008 to EUR 42.8 billion. Net debt increased by EUR 4.3 billion due to the full consolidation of OTE for the first time. In addition, exchange rate effects in particular contributed to the increase in net debt.

	Mar. 31, 2009 millions of €	Dec. 31, 2008 millions of €	Change millions of €	Change %	Mar. 31, 2008 millions of €
Bonds	39,659	34,302	5,357	15.6	31,712
Liabilities to banks	4,670	4,222	448	10.6	3,936
Liabilities to non-banks from promissory notes	1,036	887	149	16.8	733
Derivative financial liabilities	755	1,053	(298)	(28.3)	1,321
Lease liabilities	1,987	2,009	(22)	(1.1)	2,100
Other financial liabilities	1,030	974	56	5.7	451
Gross debt	49,137	43,447	5,690	13.1	40,253
Cash and cash equivalents	4,113	3,026	1,087	35.9	2,271
Available-for-sale/held-for-trading financial assets	436	101	335	n.a.	112
Derivative financial assets	1,211	1,598	(387)	(24.2)	718
Other financial assets	544	564	(20)	(3.5)	1,258
Net debt[a]	42,833	38,158	4,675	12.3	35,894

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,”.

Deutsche Telekom 1. Quartal 2009

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications: Customer development and selected KPIs.

	Mar. 31, 2009 millions	Dec. 31, 2008 millions	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008 millions	Change Mar. 31, 2009/ Mar. 31, 2008%
Mobile Communications Europe[a]	115.3	114.9	0.3	108.2	6.6
T-Mobile Deutschland[b]	39.0	39.1	(0.3)	37.1	5.1
T-Mobile UKc	16.7	16.8	(0.6)	17.1	(2.3)
PTC (Poland)	13.3	13.3	0.0	13.0	2.3
T-Mobile Netherlands (NL)[d]	5.2	5.3	(1.9)	5.2	0.0
T-Mobile Austria (A)	3.4	3.4	0.0	3.3	3.0
T-Mobile CZ (Czech Republic)	5.4	5.4	0.0	5.3	1.9
T-Mobile Hungary	5.3	5.4	(1.9)	4.9	8.2
T-Mobile Croatia	2.8	2.7	3.7	2.5	12.0
T-Mobile Slovensko (Slovakia)	2.3	2.3	0.0	2.3	0.0
Other[e]	1.9	1.9	0.0	1.7	11.8
COSMOTE Greece	8.4	7.9	6.3	6.5	29.2
COSMOTE Romania	6.1	5.9	3.4	4.2	45.2
COSMOTE Bulgaria	4.0	4.1	(2.4)	3.9	2.6
COSMOTE Albania	1.4	1.4	0.0	1.2	16.7
Mobile Communications USA[a]	33.2	32.8	1.2	30.8	7.8
Mobile customers (total)[a]	148.4	147.6	0.5	139.0	6.8

a
One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Customers of COSMOTE (entity of the OTE group) were also included in the historic customer base.

b
Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month’s notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems.

c	Including Virgin Mobile.
d
The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

e	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe.

In spite of stiff competition, the European mobile companies were able to maintain their market positions in the first quarter of 2009. The total number of customers in Europe stabilized at 115.3 million. The mobile communications companies in Greece, Romania, and Croatia were especially successful in expanding their customer base. The slight decrease in customer levels at five companies compared with the end of 2008 is mainly attributable to the prepaid business. T-Mobile UK recorded a decline in the number of Virgin Mobile customers in particular, all of whom are counted as prepay customers. The proportion of prepay customers also decreased, for example, at T-Mobile Deutschland, T-Mobile Hungary, T-Mobile Netherlands, and COSMOTE Bulgaria.

In contrast to the prepaid business, business with contract customers developed very encouragingly in the first quarter of 2009, with most T-Mobile companies further enlarging their contract customer base. The T-Mobile subsidiaries in the Netherlands, the United Kingdom, the Czech Republic, Hungary, and Poland were the main drivers of this growth. The percentage share of contract customers as a proportion of the total customer base also improved substantially compared with the end of 2008. Increases were posted by all companies in Western, Southern and Eastern Europe, but especially by the T-Mobile subsidiaries in the Netherlands, the Czech Republic, Hungary, Slovakia, and Macedonia. This success is due to the focused customer acquisition strategy – marketing calling plans with minute buckets, flat-rate plans, and new, attractive hardware offers in conjunction with a fixed-term contract. In Germany and the other markets where T-Mobile has launched the Apple iPhone 3G, this device made a significant contribution to contract customer growth. T-Mobile also expanded its contract customer base with the introduction of the T-Mobile G1 on the UK market at the end of 2008 as well as in Austria, the Czech Republic, the Netherlands, Germany, and Poland in early 2009.

Mobile Communications USA.

The Mobile Communications USA operating segment added 415,000 net customers in the first quarter of 2009, compared to 981,000 in the first quarter of 2008 (not including 1.1 million customers added as a result of the SunCom acquisition in February 2008) and 621,000 in the fourth quarter of 2008. New contract customers accounted for 39 percent of the new customers in the first quarter of 2009, compared to 75 percent in the first quarter of 2008 and 43 percent in the fourth quarter of 2008. The lower share of contract customers in the first quarter of 2009 compared to the first quarter of 2008 can be attributed primarily to an increase in contract customer churn caused by customers whose two-year contracts (that were first introduced in April 2006) are coming to an end and by continued competitive intensity. Holiday season sales contributed to customers added being higher in the fourth quarter of 2008 compared to the first quarter of 2009.

Mobile Communications Europe: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue[a]	5,077	4,992	85	1.7	20,663
Of which: T-Mobile Deutschland	1,874	1,884	(10)	(0.5)	7,770
Of which: T-Mobile UK	836	1,058	(222)	(21.0)	4,051
Of which: PTC	416	524	(108)	(20.6)	2,260
Of which: T-Mobile NL	444	416	28	6.7	1,806
Of which: T-Mobile A	267	274	(7)	(2.6)	1,085
Of which: T-Mobile CZ	275	311	(36)	(11.6)	1,329
Of which: T-Mobile Hungary	218	258	(40)	(15.5)	1,117
Of which: T-Mobile Croatia	134	129	5	3.9	616
Of which: T-Mobile Slovensko	140	128	12	9.4	571
Of which: Other[b]	55	53	2	3.8	248
Of which: COSMOTE Greece[c]	286	-	n.a.	n.a.	-
Of which: COSMOTE Romania[c]	77	-	n.a.	n.a.	-
Of which: COSMOTE Bulgaria[c]	81	-	n.a.	n.a.	-
Of which: COSMOTE Albania	26	-	n.a.	n.a.	-

EBIT (profit (loss) from operations)[d]	(1,166)	759	(1,925)	n.a.	3,188
EBIT margin %	(23.0)	15.2			15.4

Depreciation, amortization and impairment losses[d]	(2,711)	(940)	(1,771)	n.a.	(3,875)
EBITDA[e]	1,545	1,699	(154)	(9.1)	7,063
Special factors affecting EBITDA[e]	(6)	1	(7)	n.a.	(97)
Adjusted EBITDA[a,e]	1,551	1,698	(147)	(8.7)	7,160
Of which: T-Mobile Deutschland	685	692	(7)	(1.0)	3,028
Of which: T-Mobile UK	113	230	(117)	(50.9)	888
Of which: PTC	110	184	(74)	(40.2)	785
Of which: T-Mobile NL	64	62	2	3.2	352
Of which: T-Mobile A	53	76	(23)	(30.3)	285
Of which: T-Mobile CZ	127	158	(31)	(19.6)	634
Of which: T-Mobile Hungary	95	112	(17)	(15.2)	481
Of which: T-Mobile Croatia	57	53	4	7.5	271
Of which: T-Mobile Slovensko	68	61	7	11.5	230
Of which: Other[b]	26	24	2	8.3	114
Of which: COSMOTE Greece[c]	99	-	n.a.	n.a.	-
Of which: COSMOTE Romania[c]	13	-	n.a.	n.a.	-
Of which: COSMOTE Bulgaria[c]	27	-	n.a.	n.a.	-
Of which: COSMOTE Albania	16	-	n.a.	n.a.	-
Adjusted EBITDA margine %	30.5	34.0			34.7

Cash capex[f]	(642)	(471)	(171)	(36.3)	(1,897)

Number of employees[g]	35,481	29,279	6,202	21.2	29,237

The presentation includes the first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.
a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level.
b	“Other” includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
c	Including the relevant Germanos (sales) companies in the Greek, Romanian, and Bulgarian markets.
d	Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009.
e
Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

f	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
g	Average number of employees.

Deutsche Telekom 1. Quartal 2009

Mobile Communications USA: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	4,137	3,461	676	19.5	14,957

EBIT (profit from operations)	530	502	28	5.6	2,299
EBIT margin %	12.8	14.5			15.4

Depreciation, amortization and impairment losses	(531)	(460)	(71)	(15.4)	(1,884)
EBITDA[a]	1,061	962	99	10.3	4,183
Special factors affecting EBITDA[a]	0	(4)	4	n.a.	(57)
Adjusted EBITDA[a]	1,061	966	95	9.8	4,240
Adjusted EBITDA margin[a] %	25.6	27.9			28.3

Cash capex[b]	(865)	(480)	(385)	(80.2)	(2,540)

Number of employees[c]	37,720	34,452	3,268	9.5	36,076

Including first-time consolidation of SunCom from February 22, 2008.
a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Mobile Communications (total): Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	9,206	8,445	761	9.0	35,586

EBIT (profit (loss) from operations)a	(635)	1,260	(1,895)	n.a.	5,487
EBIT margin %	(6.9)	14.9			15.4

Depreciation, amortization and impairment losses[a]	(3,242)	(1,400)	(1,842)	n.a.	(5,759)
EBITDA[b]	2,607	2,660	(53)	(2.0)	11,246
Special factors affecting EBITDA[b]	(6)	(3)	(3)	n.a.	(154)
Adjusted EBITDA[b]	2,613	2,663	(50)	(1.9)	11,400
Adjusted EBITDA margin[b] %	28.4	31.5			32.0

Cash capex[c]	(1,508)	(951)	(557)	(58.6)	(4,437)

Number of employees[d]	73,201	63,731	9,470	14.9	65,313

This table shows consolidated figures for the Mobile Communications Europe and Mobile Communications USA operating segments, which are provided here for information purposes.
The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.
a	Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009.
b
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
d	Average number of employees.

Deutsche Telekom 1. Quartal 2009

Mobile Communications Europe: Total revenue.

 Revenue in the Mobile Communications Europe operating segment increased by EUR 85 million or 1.7 percent year-on-year. This positive development was driven by the first-time inclusion of the COSMOTE (entity of the OTE group) companies in February 2009. The COSMOTE companies include the mobile network operators in Greece, Romania, Bulgaria and Albania, as well as the Germanos sales companies in Greece, Romania and Bulgaria. Not including COSMOTE, revenue would have been lower compared with the first quarter of 2008, mainly on account of negative exchange rate effects. The generally strained economic situation and the intense competitive pressure reduced revenue from operating activities in the first quarter of the year. Adjusted for exchange rate effects, PTC’s revenues remained at virtually the same level as in the previous year. T-Mobile Netherlands contributed to revenue growth, mainly thanks to revenue from its Online operations. All national companies in Southern and Eastern Europe again recorded increases in revenue, with the exception of T-Mobile Hungary. Revenue at T-Mobile UK decreased, due mainly to a strong negative effect of the pound sterling exchange rate. Regulatory decisions and fierce competition also impacted revenue at T-Mobile UK in the first quarter of 2009. The decline in revenue at T-Mobile Deutschland is mainly attributable to lower national roaming revenues with O2. The more restrictive regulatory environment and intense competition also contributed to the decrease in revenue. At T-Mobile Austria, the decrease in revenue was a result of the ongoing intense price competition and price cuts imposed by regulation. However, a targeted focus on acquiring contract customers partially offset the decrease in revenue at both companies.

Mobile Communications Europe: EBITDA, adjusted EBITDA.

 In the first quarter of 2009, adjusted EBITDA decreased by EUR 147 million year-on-year. This trend was driven primarily by T-Mobile UK, PTC, and T-Mobile CZ. The currencies of these countries lost considerable value against the euro. T-Mobile UK’s earnings were also impacted by lower net revenues as well as higher revenue-related expenses and increased expense for customer retention measures. The continuing intense price competition and price cuts imposed by regulation as well as higher expenses for customer acquisition and retention led to a reduction in EBITDA at T-Mobile Austria. T-Mobile Deutschland succeeded in maintaining EBITDA more or less stable in the face of stiff competition. Lower national roaming revenues and higher selling expenses were compensated in Germany by continued successful cost management. The national companies in Slovakia, Croatia, and the Netherlands all posted EBITDA growth. The first-time inclusion of the COSMOTE companies also had a positive effect on earnings.

Mobile Communications Europe: EBIT.

 EBIT (profit/loss from operations) in the Mobile Communications Europe operating segment declined by EUR 1.9 billion year-on-year in the first quarter of 2009. This was mainly attributable to an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK together with the negative factors that impacted EBITDA. On the other hand, lower depreciation, amortization and impairment losses, particularly at PTC, T-Mobile Netherlands, T-Mobile Deutschland, and T-Mobile Austria, had an offsetting effect on the EBIT decline.

Mobile Communications Europe: Cash capex.

 Cash capex in the Mobile Communications Europe operating segment rose by EUR 171 million year-on-year to EUR 642 million. This increase was largely due to the first-time inclusion of the COSMOTE companies. While capital expenditure decreased in Hungary, Poland and Montenegro, it increased primarily in the United Kingdom, Germany, Austria, and Slovakia.

Mobile Communications Europe: Personnel.

 The average number of employees rose sharply year-on-year, due mainly to the first-time inclusion of the COSMOTE companies. Hirings at PTC to cater for the expansion of sales through this company’s own shops also contributed to this increase. T-Mobile UK, on the other hand, saw its headcount shrink as a result of outsourcing in the technology area. T-Mobile Austria’s workforce was pared back through the improvement of the organizational structure.

Deutsche Telekom 1. Quartal 2009

Mobile Communications USA: Total revenue.

 As a result of currency fluctuations, revenue from the Mobile Communications USA operating segment grew by 19.5 percent year-on-year to EUR 4.1 billion in the first quarter of 2009. However, in U.S. dollars the operating segment only increased its revenue by 4.1 percent year-on-year. The main factor driving the growth in revenue in local currency was the increase in total customers (including the impact of the SunCom acquisition), which was offset by a fall in average revenue per user (ARPU) year-on-year related to lower voice usage revenues and lower customer roaming revenues. The mid-quarter consolidation of SunCom in the first quarter of 2008 contributed EUR 102 million of the revenue increase year-on-year, comparing to a full quarter of results being included in the first quarter of 2009.

Mobile Communications USA: EBIT, EBITDA, adjusted EBITDA.

 EBIT (profit from operations) grew year-on-year by 5.6 percent in euro terms. Adjusted EBITDA increased by 9.8 percent year-on-year to EUR 1.1 billion. In U.S. dollars, adjusted EBITDA actually declined by 4.4 percent year-on-year. The adjusted EBITDA margin declined to 25.6 percent in the first quarter of 2009 from 27.9 percent in the first quarter of 2008, primarily driven by a decrease in ARPU.

Mobile Communications USA: Cash capex.

Cash capex increased year-on-year from EUR 480 million to EUR 865 million in the first quarter of 2009. The continued focus on the improvement of network quality and coverage as well as the roll-out of the UMTS/HSDPA network caused 2G- and 3G-incurred capital expenditure to broadly remain the same year-on-year. The increase in cash capex is primarily due to payment timing differences.

Mobile Communications USA: Personnel.

 The average number of employees rose year-on-year; this is attributed to business growth and the acquisition of SunCom in February 2008 which added approximately 1,850 new employees to the Mobile Communications USA operating segment.

Deutsche Telekom 1. Quartal 2009

Broadband/Fixed Network.

Broadband/Fixed Network: Customer development and selected KPIs.

	Mar. 31, 2009 millions	Dec. 31, 2008 millions	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008 millions	Change Mar. 31, 2009/ Mar. 31, 2008%
Broadband
Lines (total)[a,b,c]	17.0	16.7	1.8	15.7	8.3
Of which: retail	14.2	13.6	4.4	11.9	19.3

Domestic[a,b]	13.5	13.3	1.5	13.0	3.8
Of which: retail[b]	11.0	10.6	3.8	9.6	14.6
International[a,b,c,d]	3.5	3.3	6.1	2.8	25.0
Of which: Magyar Telekom	0.9	0.9	0.0	0.8	12.5
Of which: T-Hrvatski Telekom	0.5	0.5	0.0	0.4	25.0
Of which: Slovak Telekom	0.4	0.3	33.3	0.3	33.3
Of which: OTE Greece[c]	1.0	1.0	0.0	0.8	25.0
Of which: Romtelecom[c]	0.7	0.7	0.0	0.4	75.0

Fixed Network
Lines (total)[a,b,c]	40.3	41.1	(1.9)	43.6	(7.6)
Domestic[a,b]	27.7	28.3	(2.1)	30.2	(8.3)
International[a,b,c,d]	12.6	12.8	(1.6)	13.4	(6.0)
Of which: Magyar Telekom	2.5	2.6	(3.8)	2.7	(7.4)
Of which: T-Hrvatski Telekom	1.5	1.6	(6.3)	1.6	(6.3)
Of which: Slovak Telekom	1.1	1.1	(0.0)	1.1	0.0
Of which: OTE Greece[c]	4.5	4.6	(2.2)	4.9	(8.2)
Of which: Romtelecom[c]	3.0	3.0	(0.0)	3.1	(3.2)

Wholesale/resale
Resale/IP-BSA[c,d,e]	2.5	2.8	(10.7)	3.8	(34.2)
Of which: domestic	2.2	2.5	(12.0)	3.4	(35.3)
ULLs[c,d,f]	9.4	9.0	4.4	7.3	28.8
Of which: domestic	8.6	8.3	3.6	7.0	22.9
IP-BSA SAc,d,g	0.3	0.2	50.0	n.a.	n.a.
Of which: domestic	0.3	0.2	50.0	n.a.	n.a.

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.
a	Lines in operation excluding internal use and public telecommunications, including wholesale services.
b
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment to the Broadband/Fixed Network operating segment. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. For the purposes of equal treatment, internal use by the System Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.

c
From February 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) is included in the Broadband/Fixed-Network operating segment. Prior-year comparatives have been adjusted on a pro forma basis.

d
International comprises Southern and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including the subsidiaries Makedonski Telekom AD and Crnogorski Telekom, as well as the fixed-network business of OTE Greece and Romtelecom that was consolidated from February 2009.

e
Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP-Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.

f
Unbundled local loop (ULL) lines in Germany and abroad: Wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

g	Definition of IP-BSA Stand Alone (IP-BSA SA): A wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Deutsche Telekom 1. Quartal 2009

 In the Broadband/Fixed Network operating segment, the number of broadband lines, including resale, rose by 1.3 million year-on-year to 17.0 million in the first quarter of 2009.

 At international level, the broadband market also grew in the first quarter of 2009. With a total of 3.5 million broadband lines, including resale, the Broadband/Fixed Network operating segment achieved a year-on-year increase outside Germany of 708,000 lines. This includes 426,000 broadband lines from the fixed-network business of OTE Greece and Romtelecom (Romania).

 T-Home clearly surpassed its excellent prior-year performance in the German broadband market once again in the first quarter of 2009. For the first time since 2005, T-Home won more than half of the new customers in the broadband market, where growth is slowing, with an estimated net addition market share of over 50 percent. With absolute growth of around 390,000 retail broadband lines in the first quarter of 2009, broadband lines in Germany increased to 11.0 million. This is due to attractive pricing models, regional special offers in urban areas and improved service. In addition, T-Home is increasingly migrating customers to higher-value product groups.

 The number of Entertain lines in operation increased to around 448,000 by the end of the first quarter. By that point in time, some 600,000 Entertain lines had been sold.

 In the first quarter of 2009, further so-called “blank spots” on the map of Germany were filled, with a total of 87,000 additional households being connected to the broadband network. This was helped along by 180 alliances with local authorities to roll out the high-speed Internet.

 The number of fixed-network lines decreased by 7.6 percent year-on-year in the first quarter of 2009 to 40.3 million. Fixed-network line losses in Germany totaled 602,000 in the first quarter of 2009, 75,000 fewer than in the fourth quarter of 2008. The line losses include customers who previously obtained their broadband connection via a fixed-network-based DSL resale line from Deutsche Telekom and are now migrating to a ULL-based IP line with another provider. The other line losses are mainly attributable to customers switching to other fixed-network, cable and mobile operators.

 Year-on-year, demand for unbundled local loop lines (ULLs) in Germany increased by 1.6 million in the first quarter of 2009 to a total of 8.6 million lines. Among other factors, this increase was mainly the result of the migration of DSL resale customers to all-IP lines operated by other providers on the basis of ULLs. The year-on-year decline in DSL resale lines of just under 1.2 million to 2.2 million was partly offset by the migration to IP-BSA lines. In the reporting period, Deutsche Telekom provided 316,000 of the IP-BSA Stand Alone lines introduced in the middle of last year without a PSTN line (unbundled), which the Deutsche Telekom Group sells to competitors as wholesale products.

Deutsche Telekom 1. Quartal 2009

Broadband/Fixed Network: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	5,882	5,677	205	3.6	22,501
Domestic	4,836	5,126	(290)	(5.7)	20,226
Of which: network communications	1,512	1,802	(290)	(16.1)	6,737
Of which: IP/Internet	1,445	1,332	113	8.5	5,531
Of which: other fixed-network services	319	341	(22)	(6.5)	1,391
Of which: wholesale services	1,264	1,354	(90)	(6.6)	5,355
International	1,063	564	499	88.5	2,329

EBIT (profit from operations)	1,170	889	281	31.6	2,759
EBIT margin (%)	19,9	15,7			12.3

Depreciation, amortization and impairment losses	(1,005)	(907)	(98)	(10.8)	(3,636)
EBITDA[a]	2,175	1,796	379	21.1	6,395
Special factors affecting EBITDA[a]	165	(96)	261	n.a.	(990)
Adjusted EBITDA[a]	2,010	1,892	118	6.2	7,385
Domestic	1,612	1,653	(41)	(2.5)	6,417
International	400	239	161	67.4	970
Adjusted EBITDA margin[a] (%)	34,2	33,3			32.8
Domestic (%)	33,3	32,2			31.7
International (%)	37,6	42,4			41.6

Cash capex[b]	(899)	(627)	(272)	(43.4)	(3,150)

Number of employees[c]	112,613	104,051	8,562	8.2	100,671
Domestic	80,923	88,235	(7,312)	(8.3)	85,192
International	31,690	15,816	15,874	n.a.	15,479

Since January 1, 2009, approximately 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.
The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.
a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

 The fixed-network business of OTE Greece and Romtelecom has been included in the Broadband/Fixed Network operating segment and fully consolidated for two months since February 2009.

 Since the Broadband/Fixed Network operating segment focuses on complete packages and the development of IP products, the previous presentation of revenue was no longer appropriate for T-Home in Germany’s previous business model. For this reason, revenue was reallocated as of January 1, 2009. All prior-year figures were adjusted for better comparability.

Deutsche Telekom 1. Quartal 2009

Broadband/Fixed Network: Total revenue.

 Total revenue increased by EUR 0.2 billion compared with the prior-year period to EUR 5.9 billion, primarily due to the first-time full consolidation in February 2009 of the fixed-network business of OTE Greece and Romtelecom. OTE contributed EUR 0.5 billion to this increase. On a like-for-like basis, therefore, revenue decreased by EUR 0.3 billion or 6.0 percent.

Broadband/Fixed Network: Total domestic revenue.

 Total domestic revenue in the first quarter of 2009 was down 5.7 percent year-on-year at EUR 4.8 billion. This decline is attributable to the continuing line losses resulting from increased competition, the high acceptance of complete packages (telephony and Internet) with a flat-rate component, and falling usage-related charges. Other factors included decreases in the volume of resale and interconnection revenues and in network services. Volume growth in the broadband business and in unbundled local loop lines only partially offset the decline in revenue.

 On a like-for-like basis, i.e., excluding the Business Customers unit, revenue in Germany decreased 5.5 percent compared with the first quarter of 2008. The year-on-year revenue decline at the Business Customers unit was principally due to the erosion of market prices and competition in the voice business.

 In the network communications area, volume-based line losses due to intense competition and the migration to double-play packages resulted in a year-on-year revenue decrease of 16.1 percent in the first quarter of 2009 to EUR 1.5 billion. In addition, flat rates reduced call revenues due to the decreasing proportion of billed minutes in the traditional fixed-network business.

• Revenue in the IP/Internet area increased by 8.5 percent in the first quarter of 2009 to EUR 1.4 billion. This increase was primarily attributable to volume growth in terms of DSL complete packages and the migration of customers from individual DSL components to more favorably priced complete packages.

 Other fixed-network services, comprising the areas of data communications, value-added services, and terminal equipment, recorded a revenue decline of 6.5 percent across the board to EUR 0.3 billion in the first quarter of 2009, due both to a decrease in volumes and, in part, to a reduction in prices.

 Revenue from wholesale services decreased by 6.6 percent in the first quarter of 2009 to EUR 1.3 billion. Reasons for the decrease included the lower number of interconnection calls based on a reduction in origination services, lower revenue from network services due to declining demand for co-location rooms, and lower volumes on the 2 Mbit/s platform and of carrier leased lines. Furthermore, both the decline in DSL resale lines as a result of volume and price factors and the migration of customers to IP-based lines (IP-BSA) due to lower regulatorily mandated prices added to the decrease in revenue. The increase in revenue from unbundled local loop lines did not fully offset this decrease.

Broadband/Fixed Network: Total international revenue.

 Revenue in Southern and Eastern Europe rose by EUR 0.5 billion compared with the prior-year quarter due to the first-time full consolidation of the fixed-network business of OTE Greece and Romtelecom as of February 2009. Revenue at the previously reported subsidiaries in Eastern Europe decreased by 7.8 percent year-on-year to EUR 0.5 billion. This decrease was due to fierce competition in the traditional fixed network, fixed-mobile substitution, and foreign currency effects. The dynamic broadband growth, which reached at least double-digit figures in all countries, did not fully compensate for the decrease in traditional fixed-network business.

Broadband/Fixed Network: Adjusted EBITDA, EBITDA.

 Adjusted EBITDA of the Broadband/Fixed Network operating segment was up 6.2 percent year-on-year to EUR 2.0 billion, due to the first-time full consolidation of the fixed-network business of OTE Greece and Romtelecom as of February 2009, which contributed EUR 0.2 billion to adjusted EBITDA. The adjusted EBITDA margin increased by 0.9 percentage points to 34.2 percent. Thanks to excellent cost discipline, T-Home in Germany recorded adjusted EBITDA of EUR 1.6 billion in the first quarter of 2009 and improved the EBITDA margin by 1.1 percentage points compared with the prior-year quarter to 33.3 percent. The savings made in revenue-driven costs and reduced costs for rental, maintenance and personnel, were able to make up for a major part of the decrease in revenue in the traditional fixed-network business.

Deutsche Telekom 1. Quartal 2009

 In Southern and Eastern Europe, adjusted EBITDA rose by EUR 0.2 billion to EUR 0.4 billion, due to the first-time full consolidation of OTE. In Eastern Europe, adjusted EBITDA fell slightly due to a decline in revenue.

 Outside Germany, EBITDA not adjusted for special factors included a one-time positive effect of EUR 0.2 billion in the first quarter of 2009, due to the cost contribution by the Greek government to the voluntary severance package.

Broadband/Fixed Network: EBIT.

 In the first quarter of 2009, EBIT (profit from operations) increased by 31.6 percent year-on-year to EUR 1.2 billion as a result of the first-time consolidation of OTE as of February 2009. By contrast, EBIT was reduced by lower earnings contributed by the Business Customers unit and Eastern European subsidiaries, and EUR 0.1 billion higher amortization, depreciation and impairment losses.

 Outside of Germany, EBIT included a one-time positive effect in the first quarter of 2009, due to the contribution of the Greek government to the costs of the voluntary severance package.

Broadband/Fixed Network: Cash capex.

 Cash capex increased year-on-year by EUR 0.3 billion to EUR 0.9 billion in the first quarter of 2009. Just under EUR 0.1 billion of this increase was attributable to the first-time full consolidation of OTE. Transmission path platforms, new network infrastructure and the fast broadband network accounted for the majority of domestic capital expenditure.

Broadband/Fixed Network: Personnel.

 In the first quarter of 2009, the number of employees increased by around 25,000 FTEs overall compared with the end of 2008 to around 121,000, due to the first-time full consolidation of the fixed-network business of OTE. In Germany, the number of employees as of the reporting date decreased by approximately 6,500 compared with the prior-year quarter due to staff reductions. In Southern and Eastern Europe, employee numbers increased by around 24,300 as of the reporting date due to the first-time full consolidation of the OTE fixed-network entities in Greece and Romania. In Eastern Europe, employee numbers decreased year-on-year due to the improvement of performance processes.

Systems Solutions.

Systems Solutions: Selected KPIs.

		Mar. 31, 2009	Dec. 31, 2008	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008	Change Mar. 31, 2009/ Mar. 31, 2008%
Computing & Desktop Services
Number of servers managed and serviced	(units)	53,536	56,734	(5.6)	41,026	30.5
Number of workstations managed and serviced	(millions)	1.50	1.51	(0.7)	1.45	3.4
Systems Integration[a]
Hours billed[b]	(millions)	2.6	10.7	n.a.	2.7	(3.7)
Utilization rate[c]	(%)	80.6	80.9	(0.3)p	80.0	0.6p

Percentages calculated on the basis of figures shown.
a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

Development of business.

 The systems solutions market for ICT services was impacted by fierce competition in the first quarter of 2009, in addition to the effects of the ongoing financial and economic crisis. Despite a considerable number of new contracts concluded, new orders in the first quarter of 2009 were down 14.7 percent year-on-year as last year’s figuresincluded the major deal with Shell. In addition, companies in various sectors are showing a certain restraint in the current economic environment. It is therefore all the more encouraging that T-Systems was able to win a number of major deals in the first quarter of 2009, such as with Linde, REWE and the federal states of North Rhine-Westphalia and Baden-Württemberg.

Systems Solutions: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	2,106	2,200	(94)	(4.3)	9,343
Computing & Desktop Services	900	898	2	0.2	3,877
Systems Integration	400	423	(23)	(5.4)	1,741
Telecommunications	806	879	(73)	(8.3)	3,725

EBIT[a] (profit from operations)	11	483	(472)	(97.7)	81
Special factors affecting EBIT[a]	(23)	467	(490)	n.a.	12
Adjusted EBIT[a]	34	16	18	n.a.	69
Adjusted EBIT margin[a] (%)	1.6	0.7			0.7

Depreciation, amortization and impairment losses	(177)	(188)	11	5.9	(781)
EBITDA[b]	188	671	(483)	(72.0)	862
Special factors affecting EBITDA[b]	(23)	467	(490)	n.a.	36
Adjusted EBITDA[b]	211	204	7	3.4	826
Adjusted EBITDA margin[b] (%)	10.0	9.3			8.8

Cash capex[c]	(161)	(134)	(27)	(20.1)	(823)

Number of employees[d]	44,449	46,554	(2,105)	(4.5)	46,095

Since January 1, 2009, approximately 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.
a
EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

b
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
d	Average number of employees.

Systems Solutions: Total revenue.

 Total revenue generated by the Systems Solutions operating segment in the first quarter of 2009 amounted to EUR 2.1 billion, a year-on-year decrease of 4.3 percent. External revenues were almost at the prior-year level. International revenue increased again by 6.4 percent and continued the positive development of the prior quarters. This positive development is partly attributable to agreements from 2008, for example with Shell and Old Mutual Group. In Germany, revenue declined by 8.2 percent. The decline in domestic revenue was mainly due to lower revenues generated within the Group, which fell by 12.4 percent.

Systems Solutions: Net revenue.

T-Systems generated revenue of EUR 1.5 billion in the first quarter of 2009 from business with customers outside the Deutsche Telekom Group, which is almost unchanged from the prior-year level. Net revenue from Computing & Desktop Services increased by 5.4 percent, primarily due to the positive development outside of Germany, such as the contract with Shell. At Systems Integration, positive effects from the strategic partnership with Cognizant were not sufficient to compensate for the price-driven decrease in revenue. At Telecommunications, the price erosion in the voice and data business continued.

Systems Solutions: EBITDA, adjusted EBITDA.

In the first quarter of 2009, the Systems Solutions operating segment generated EBITDA of EUR 0.2 billion. Figures for the prior year included the proceeds from the sale of the broadcasting and media arm Media&Broadcast, which explains the year-on-year decrease of EUR 0.5 billion. The decline in revenue did not have a negative impact on EBITDA; adjusted EBITDA increased by 3.4 percent due to the successfully launched efficiency enhancement program and more than offset the effects of the revenue decrease.

The adjusted EBITDA margin increased to 10 percent, well above the prior-year figure.

Deutsche Telekom 1. Quartal 2009

Systems Solutions: EBIT, adjusted EBIT.

EBIT (profit from operations) in the reporting period amounted to EUR 11 million. The figure for the prior-year quarter included the proceeds from the sale of Media&Broadcast. This explains the year-on-year decrease of EUR 0.5 billion.

Adjusted EBIT more than doubled year-on-year to EUR 34 million. The EBIT margin also increased considerably as a result of the ongoing efficiency enhancement program at T-Systems.

Systems Solutions: Cash capex.

At EUR 0.2 billion, cash capex in the reporting period increased by 20.1 percent year-on-year. This increase was mainly the result of the increase in capital expenditure, itself a result of new deals.

Systems Solutions: Personnel.

The average headcount of T-Systems declined by 2,105 to 44,449, a decrease of 4.5 percent compared with the same period last year. In Germany, the average number of employees declined by 3,145 year-on-year to 25,823, a decrease of 10.9 percent, mainly as a result of the staff reduction program. The average headcount abroad rose by 1,040 – an increase of 5.9 percent. This was mainly attributable to the expansion of activities outside of Germany, the taking on of employees in connection with major outsourcing deals and the expansion of nearshore capacities.

Deutsche Telekom 1. Quartal 2009

Group Headquarters & Shared Services.

 Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit mainly consists of the Real Estate Services unit, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom and, since February 2009, some of the shared services functions of OTE.

 In the first three months of the 2009 financial year, Vivento, Deutsche Telekom’s personnel service provider, systematically continued its activities to secure additional external employment opportunities for civil servants and employees, predominantly in the public sector, as well as sustainable placement management to support staff restructuring in the Group. In addition, Vivento is offering more Group employees temporary and permanent employment opportunities at Vivento Customer Services GmbH, with the aim of further improving the deployment of personnel resources.

 The workforce at Vivento totaled around 8,400 employees as of March 31, 2009. This included around 3,400 employees deployed externally, mainly in the public sector, for example at the Federal Employment Agency. External deployment at normal market terms and conditions is intended to partially refinance the personnel costs of employees assigned. Another 2,100 or so people were employed in jobs within the Group, especially in call centers, and around 2,900 employees were placed in Vivento’s operational and strategic units, or administered by Vivento. Vivento took on a total of around 1,100 employees from the Group in the first quarter of 2009, while around 800 employees left Vivento in the reporting period to pursue new opportunities. The employment rate remained high in the reporting period. During the first quarter of 2009, around 77 percent of the approximately 8,100 employees (excluding management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	878	884	(6)	(0.7)	3,573

EBIT (loss from operations)	(269)	(277)	8	2.9	(1,198)
EBIT margin (%)	(30.6)	(31.3)			(33.5)

Depreciation, amortization and impairment losses	(283)	(177)	(106)	(59.9)	(831)
EBITDA[a]	14	(100)	114	n.a.	(367)
Special factors affecting EBITDA[a]	(6)	(75)	69	92.0	(336)
Adjusted EBITDA[a]	20	(25)	45	n.a.	(31)
Adjusted EBITDA margin[a] (%)	2.3	(2.8)			(0.9)

Cash capex[b]	(108)	(103)	(5)	(4.9)	(435)

Number of employees[c]	19,062	23,737	(4,675)	(19.7)	22,808
Of which: at Vivento[d]	8,400	8,400	-	-	8,200

The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.
a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 62 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Deutsche Telekom 1. Quartal 2009

Group Headquarters & Shared Services: Total revenue.

 Total revenue generated by the Group Headquarters & Shared Services operating segment in the first quarter of the 2009 financial year remained at the level of the first quarter of 2008. The billing of accounting services to the operating segments by Deutsche Telekom Accounting GmbH, which was established as of April 1, 2008, had a positive effect on total revenue, offset by a negative effect from the more efficient use of floor space by the operating segments and the resulting lower revenue from rentals.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA.

 In the reporting period, adjusted EBITDA of the Group Headquarters & Shared Services operating segment improved compared with the first three months of the 2008 financial year. This positive development was attributable to income from the reclassification of real estate from assets held for sale to non-current assets. The improvement was partially offset by the more efficient use of floor space by the operating segments, especially for technical facilities. Negative special factors amounted to EUR 6 million in the reporting period. In the prior-year period, negative special factors amounted to EUR 75 million and primarily comprised expenses for the disposal of call centers.

Group Headquarters & Shared Services: EBIT.

Loss from operations (EBIT) was reduced slightly by EUR 8 million compared with the prior-year period. Positive factors were the reduction in special factors affecting EBITDA and improved adjusted EBITDA. This was contrasted by an increase in depreciation, amortization and impairment losses, which mainly related to Deutsche Telekom’s real estate portfolio.

Group Headquarters & Shared Services: Personnel.

The average number of employees in the reporting period was 19,062. The decrease by 4,675 employees compared with the first quarter of 2008 was primarily attributable to the sale of DeTeImmobilien. This effect was partially offset by merging the accounting activities previously organized in the operating segments into Deutsche Telekom Accounting GmbH.

Risks and opportunities.

 This section provides an overview of important new aspects of risks and opportunities since the publication of Deutsche Telekom AG’s 2008 Annual Report.

 Impacts of the economic crisis.

Although it is not possible to predict with any precision the intensity and duration of the economic crisis, negative impacts on Deutsche Telekom’s sales figures, revenue and operating results cannot be ruled out. In the mobile communications sector, for example, we anticipate risks in the area of new customer acquisition and lower roaming and visitors revenues as a result of the decrease in traveling. There is also the possibility that customers’ usage behavior relative to our products and services may change, for instance with the adoption of limit-oriented use of inclusive packages, the selection of flat rates or less expensive handsets. In the fixed network as well, there is a risk that increased sensitivity to prices may have a negative impact on the achievement of the Company’s operating targets. IT budgets are generally falling in the market for systems solutions, which may lead to the postponement of capital expenditure projects and/or further shrinking margins in project business.

 Financial market crisis.

 With the exception of Southern and Eastern Europe, the financial market crisis has not given rise to any significant direct risks for Deutsche Telekom at the moment because investments are currently only very short term and involve a diversified group of counterparties. Risky investments by subsidiaries in Southern and Eastern Europe exist on account of transfer restrictions or shareholder resolutions. Following the consolidation of OTE, investments of around EUR 1.5 billion – mostly deposited with various Greek banks – were taken over. As a result, the Company is exposed to new investment risks. In some cases, investments by OTE have already been shifted to prime-rated government bonds. Besides the indirect risks listed in the 2008 management report relating to the extension of bilateral credit lines, on account of the still tense situation on the international financial markets there is uncertainty surrounding the periods during which the debt markets will be available for new issues. It cannot be ruled out that the markets might not allow bond issues for quite some time. The risk premiums for new issues remain high.

 Lawsuit concerning the T-Online merger.

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). The court ruled on March 13, 2009 that the exchange ratio for the T-Online shares was not fair and deemed a supplementary payment of EUR 1.15 per share fair. This decision is not yet final and legally binding. Deutsche Telekom filed an appeal against this ruling within the period stipulated.

 EU regulatory authority.

The European Union is discussing opportunities for extending its possibilities of intervention with the national regulatory authorities. In this context, details of a new EU telecommunications regulatory authority are currently being negotiated. The form this authority will take has not yet been conclusively resolved. There is a risk that this compromise solution will have greater influence on national regulatory decisions.

 For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in the management report as of December 31, 2008, and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Outlook.

 Significant events after the balance sheet date (March 31, 2009).

Group.

 Deutsche Telekom specifies details of new structure.

On April 29, 2009, the Supervisory Board of Deutsche Telekom AG approved the more regional and integrated structure of the Company for the restructuring of its business in Germany with which Deutsche Telekom is now continuing the course it established in the fall of 2006 with integrated sales and customer service in Germany. Subject to approval by the shareholders and financial authorities, the new structure is to be achieved in two stages:

T-Mobile International AG is to be merged into Deutsche Telekom AG. T-Mobile Deutschland GmbH will thus become a direct subsidiary of Deutsche Telekom AG.

The two units T-Home and T-Mobile Deutschland GmbH are then to be merged as a single company which will be a wholly-owned subsidiary of Deutsche Telekom AG.

An extraordinary shareholders’ meeting will be called before the end of the year in order to gain the approval of shareholders, after which the new structure will quickly be implemented. The three service companies (Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH, and Deutsche Telekom Netzproduktion GmbH) and Telekom Shop Gesellschaft mbH will then become wholly-owned subsidiaries of the new company controlling German operations.

The Supervisory Board of Deutsche Telekom AG had approved the pooling of Southern and Eastern Europe business within a dedicated Board of Management department in February 2009. Another key point is the establishment of the Chief Operating Officer’s (COO) department which brings together the functions of products and innovation, IT and technology as well as procurement.

 Issuances after the end of the quarter.

Deutsche Telekom AG issued a CHF 400 million medium-term note on April 22, 2009. The five-year note has a coupon of 3.75 percent. In addition, Deutsche Telekom issued a 13-year medium-term note in the amount of GBP 700 million on April 9, 2009 through its financing arm Deutsche Telekom International Finance B.V. This note has a coupon of 6.5 percent.

 Fitch adjusts Deutsche Telekom’s rating.

On April 23, 2009, Fitch Ratings lowered Deutsche Telekom’s long-term rating by one notch from A- to BBB+. The outlook changed from negative to stable. The short-term rating was confirmed at F-2.

 Regulatory order issued by the Federal Networks Agency on interconnection services and domestic fixed-network calls.

The Federal Networks Agency published two regulatory orders on April 22, 2009 on interconnection services and retail calls. Deutsche Telekom remains obligated to route calls through its network for the purpose of termination in its network. Furthermore, Deutsche Telekom must ensure call origination from its network to competitors’ networks, in particular to enable call-by-call and preselection services and the calling of value-added service numbers in alternative networks. For the first time, termination and origination to all-IP lines will also be subject to ex ante regulation. Termination at non-geographic numbers (032 range) and numbers that are forwarded to mobile numbers are also subject to regulation for the first time. In the wholesale service sector, transit services between different networks are to be deregulated, as are domestic fixed-network calls in the retail area.

Mobile Communications Europe.

 International roaming.

The European Commission is pushing for an extension of existing regulation of international roaming and, specifically, to extend its period of validity (along with the further reduction of the caps for voice traffic and the introduction of shorter billing intervals and additional caps for text messaging and data traffic). The Council of Ministers and the European Parliament gave their approval in principle at the end of March 2009. Formal approval by the European Parliament was given on April 22, 2009 and final approval by the Council of Ministers is expected in June 2009. The extended regulation of international roaming is expected to result in considerable mobile communications revenue losses.

 T-Mobile will continue to focus its activities on innovative products and services.

 T-Mobile will continue to underline its leading role as an innovative provider in the mobile data market over the coming quarter. The latest version of the web’n’walk mobile Internet service platform, which is expected to be launched in the second quarter of 2009, will enable users in Germany, Austria, the Netherlands, and the United Kingdom to access their favorite personalized services such as Facebook conveniently using widgets, i.e., small Web applications on the handset’s home screen. Thanks to the new web’n’walk platform, widgets from many of the most popular Web brands that were developed on the basis of open Internet standards will be available to T-Mobile customers on a number of additional devices.

The range of innovative smartphones will be extended from mid-2009 to include the T-Mobile MDA Compact V and the T-Mobile MDA Vario V – both featuring the latest touchscreen functions and new web’n’walk services – and the exclusive LG GT 500. T-Mobile and Samsung will continue their cooperation this year. On the basis of this partnership, T-Mobile will first unveil Samsung’s touchscreen phone, the S8300, followed by Samsung models S7350 and S6700. The partners will announce further initiatives at a later date. Furthermore, T-Mobile will make touchscreen technology available to a broad group of customers with the T-Mobile Vairy Touch. The new Nokia 1662 with its exclusive design will also be available in a prepay version. T-Mobile also plans to launch further Android-based mobile phones on the market in the course of 2009.

T-Mobile has made a major contribution to the development and expansion of the market for mini-notebooks in Europe. The EUR 1 offer for mini-notebooks proved extremely popular in all T-Mobile markets. Since April 2009, T-Mobile has been offering the Compaq mini-notebook from HP’s 700 series in the Netherlands and Germany.

 T-Mobile Netherlands is reinforcing its market position through an additional MVNO partnership.

T-Mobile Netherlands has entered into partnership with Tele2 for use of T-Mobile’s mobile communications network. This year, Tele2 will manage its voice and data traffic via T-Mobile’s mobile communications network. Consequently, T-Mobile Netherlands will supply its first-rate network services to over 450,000 additional mobile users.

Mobile Communications USA.

T-Mobile USA announces new 3G-enabled Sidekick LX™.

T-Mobile USA announced the newest T-Mobile® Sidekick LX™, featuring 3G for faster data speeds and enhanced mobile access to popular social media sites. The Sidekick LXTM also provides improved video capabilities as well as GPS-enabled Live Search.

Broadband/Fixed Network.

 Deutsche Telekom offers innovative wholesale service to competitors, granting them access to its VDSL network.

Voluntarily and without regulatory pressure, Deutsche Telekom will open up its VDSL network to competitors and offer a wholesale service for VDSL double play. Together with its competitors, Germany’s leading telecommunications company is planning to develop the market with fast Internet access. The new wholesale offer comes with an integrated “success factor” – as market penetration rises, the wholesale price will fall. Each new customer that can be won by a competitor or Deutsche Telekom will thus help the wholesale price to come down. This innovative pricing model spreads opportunities and risks equitably. T-Home will add a VDSL double-play package to its broadband product portfolio from summer 2009.

 Don’t buy, rent.

Deutsche Telekom is planning to enhance the convenience of Internet use for its customers. Guaranteed functionality and services such as remote maintenance and software updates will ensure that their connection is always state-of-the-art. Included in the offer is the MR 300 media receiver for IPTV reception via Entertain. The new package of services is a response to the changing needs of customers as the demographic base of DSL customers is constantly expanding. While technical innovations are appearing at shorter and shorter intervals, growing numbers of older, less technically-minded customers, for example, want to use the Internet. The new package not only saves them the high purchase cost, but they also benefit from a wide range of services including remote maintenance of the hardware and software updates as well as a lifelong equipment warranty.

Systems Solutions.

 New international business in the three-digit million range: T-Systems lands major deals across the globe.

Deutsche Telekom’s corporate customers arm landed international new business with a total volume in the three-digit millions in April 2009. The Swiss companies Interroll Group and The Nuance Group have opted for dynamic SAP services from T-Systems. Interroll is a global leader within the field of materials handling, logistics and automation, and this step gives it the freedom it needs for production at 28 companies worldwide. Around 400 shops of The Nuance Group at 60 airports around the globe and in different time zones will also access a newly implemented SAP environment. In Austria, a new outsourcing agreement for dynamic SAP services in 26 countries was concluded with tiling manufacturer Wienerberger. Bellco, an Italian manufacturer of biomedical products, has contracted the Deutsche Telekom subsidiary to operate its information and communication technology for the next three years. Banobras, the largest development bank in Mexico, has commissioned T-Systems to operate its information and communication systems for the next 5 years. T-Systems will integrate the Banobras infrastructure and applications into its own Mexican data center in Puebla. In Germany, T-Systems is also modernizing the nationwide data and future voice network for the information and communications service provider to public-sector insurance companies GaVI (Gesellschaft für angewandte Versicherungs-Informatik). Customers served by GaVI include the Bavarian Insurance Chamber, the SV Sparkasse insurance company and Provinzial NordWest. T-Systems and Deutsche Post IT Services GmbH, a Deutsche Post World Net company, have signed a three-year IT services contract.

 Alcatel-Lucent and T-Systems conclude new master agreement.

T-Systems and Alcatel-Lucent are putting their cooperation on a new footing: The two companies concluded an international master agreement for the provision of convergent communications services from Alcatel-Lucent’s portfolio for T-Systems’ corporate customers and Deutsche Telekom’s business customers. This will make it even easier for T-Systems and the Deutsche Telekom Business Customers unit to provide their customers with proven IP solutions for voice and data transmission which, along with the Octopus Open and Octopus EP PABXs, also include a broad range of LAN services. The master agreement gives all areas of the group, including foreign subsidiaries, worldwide access to enterprise solutions from Alcatel-Lucent. The foreign subsidiaries are also able to benefit from Alcatel-Lucent’s managed services portfolio.

 Development of revenue and profits.4

Market expectations.

 The economic difficulties anticipated in German and international markets may force companies around the world to step up their cost-cutting measures, and the business with corporate and business customers in the areas of telecommunications and information technology may be impacted. Although there is currently little evidence of consumer restraint in Germany in terms of telecommunications expenditure, the economic crisis has led to a noticeable weakening in the mobile communications market in the United States and broad areas of Europe. Deutsche Telekom’s main sales markets will also face intense competition and a continuing fall in prices.

Deutsche Telekom is well positioned.

Deutsche Telekom will consistently pursue its strategic areas of action – improving competitiveness, growing abroad with mobile communications, mobilizing the Internet and rolling out network-centric ICT – to achieve its long-term goal of becoming a global leader in connected life and work. Despite the turbulence on the financial markets, Deutsche Telekom managed to cover a considerable proportion of its 2009 funding requirements in the long term by issuing bonds amounting to a total of EUR 3 billion and placing promissory notes totaling EUR 0.2 billion in the first four months of 2009. Should the bond markets contrary to expectations not be able to manage any further issuances in the course of this year, the remaining funding requirements can be covered using the existing liquidity reserve. As such, the foundation is laid for Deutsche Telekom to safeguard its financial targets, i.e., a sustained strong cash flow and the payment of an attractive dividend, despite the expectation of an unfavorable economic environment. This will also be supported by the systematic implementation of cost-cutting measures. Where this requires adjustment of the personnel structure, the necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments. In addition, where it makes sense as part of the further internationalization of Deutsche Telekom, consolidation may also be an option in markets where the Group is already active. Activities outside these markets are also a possibility to leverage international economies of scale and synergies.

General statement on the business development in the Group.

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to again achieve positive results for the entire Group.

4
Outlook – in particular the following forecasts for the development of revenue and profit – contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2009 and 2010. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunities management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report as well as in the chapter “Risks and opportunities” of this Interim Group Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

Deutsche Telekom 1. Quartal 2009

Mobile Communications Europe.

 Deutsche Telekom expects customer numbers to continue growing in the Mobile Communications Europe operating segment. A key growth driver is the range of innovative data services, especially an enhanced web’n’walk offering with new mobile devices and attractive rate plans. As part of its connected life and work strategy, Deutsche Telekom is also developing important innovations and applications for the future that will promote the convergence of fixed network, Internet and mobile communications. As a first step, connected life and work makes it possible for all terminal devices (mobile phone, PC, TV) to access a single personalized database. E-mails, personal contacts, music, data, etc., can be managed centrally and used anywhere. The customer can also access community services, for enhanced use of the telephone, and personalized services.

 The investment in OTE added more mobile growth markets in Southeastern Europe to the segment’s footprint and will make it possible to tap additional potential for increasing revenue, profit, and its customer base in the long term. Cost-cutting initiatives and new web’n’walk services safeguard the development of results and thus support Deutsche Telekom’s position. In the United Kingdom, T-Mobile UK and its competitor 3 UK are pushing ahead with the shared usage of their GSM/UMTS networks to save costs and, at the same time, provide a larger proportion of the population with 3G mobile services. Nevertheless, Deutsche Telekom faces a tense macroeconomic environment with tough competition in the Mobile Communications Europe operating segment. Regulatory decisions and exchange rate risks may also negatively affect revenue and profit denominated in euros. The key areas of capital expenditure in Europe will be improvements in GSM network quality and the further roll-out of the UMTS networks. Moreover, T-Mobile was the world’s first network operator to successfully test the Long Term Evolution technical standard, one of the possible advanced technologies for mobile communications networks of the future.

Mobile Communications USA.

Assuming exchange rates remain approximately at current levels, an increase in Mobile Communications USA operating segment total revenue and EBITDA is expected in euros in 2009.

Mobile Communications USA will continue to focus capital expenditure on the enhancement of network quality and coverage, as well as the continued build-out of 3G mobile communications networks.

Broadband/Fixed Network.

 Deutsche Telekom will defend its market leadership in the broadband and fixed-network business, even though its traditional access business will continue to suffer competition-driven losses of market share. The Company is countering these losses with its quality and service campaign that will again focus the Broadband/Fixed Network operating segment in 2009 on broadband market leadership and on safeguarding and defending its core voice and access business. Moreover, Deutsche Telekom is focusing consistently on addressing growth areas with new products such as an innovative IP access for consumers in the second half of 2009 that will offer customers additional functions, such as video telephony.

 One of the key issues in 2009 will be the further development of the mass market with Entertain products. This is to be done through a combination of a fast DSL access and attractive content and features, including high-performance packages that comprise television via DSL and fixed-network lines with flat rates.

 Deutsche Telekom will continue to redesign its networks, processes and structures to increase quality and improve its cost basis in order to safeguard its future competitiveness.

 Against this background, Deutsche Telekom expects the negative revenue and earnings trend in the Broadband/Fixed Network operating segment to slow in the medium term on a like-for-like basis.

Systems Solutions.

T-Systems focuses on the ICT services growth market with systems solutions for corporate customers. Drawing on a global infrastructure of data centers and networks, T-Systems operates the information and communication technology for some 400 corporate customers, i.e., multinational corporations as well as public-sector and public health institutions. T-Systems also provides its customers with global systems integration services and proven industry expertise, as the example of the automotive industry shows. On this basis, Deutsche Telekom’s corporate customers arm provides integrated solutions for the networked future of business and society. Outside Germany, companies’ increasing globalization is translating into growing demand in the international ICT market overall. It is this demand that T-Systems is addressing. The cost-cutting measures initiated are already showing encouraging effects and will be continued.

 The operating segment’s revenue development is expected to remain slightly below the prior-year level in 2009 due to the negative impact of the financial crisis and the corresponding pressure on prices. Taking into account the measures described, profit development is expected to remain at the same level as in the prior year, or slightly better.

Group Headquarters & Shared Services.

 Earnings at Group Headquarters & Shared Services will be negatively affected primarily by the performance of Vivento, mainly as a result of the efforts to secure employment opportunities for civil servants and salaried employees especially in the public sector. The improvement and centralization of functions aimed at achieving efficiency gains for the Group will also put pressure on the results of the shared services in particular.

Deutsche Telekom 1. Quartal 2009

Interim consolidated financial statements.

Consolidated balance sheet.

	Mar. 31, 2009 millions of €	Dec. 31, 2008[a] millions of €	Change millions of €	Change %	Mar.31, 2008[a] millions of €
Assets
Current assets	18,741	15,431	3,310	21.5	15,948
Cash and cash equivalents	4,113	3,026	1,087	35.9	2,271
Trade and other receivables	8,139	7,393	746	10.1	7,130
Current recoverable income taxes	177	273	(96)	(35.2)	188
Other financial assets	1,809	1,692	117	6.9	2,440
Inventories	1,543	1,294	249	19.2	1,243
Non-current assets and disposal groups held for sale	530	434	96	22.1	632
Other assets	2,430	1,319	1,111	84.2	2,044
Non-current assets	115,023	107,709	7,314	6.8	102,421
Intangible assets	57,808	53,927	3,881	7.2	53,428
Property, plant and equipment	48,231	41,559	6,672	16.1	41,298
Investments accounted for using the equity method	146	3,557	(3,411)	(95.9)	121
Other financial assets	2,078	1,863	215	11.5	820
Deferred tax assets	6,150	6,234	(84)	(1.3)	6,253
Other assets	610	569	41	7.2	501
Total assets	133,764	123,140	10,624	8.6	118,369

Liabilities and shareholders’ equity
Current liabilities	25,279	24,242	1,037	4.3	21,545
Financial liabilities	9,827	9,584	243	2.5	8,366
Trade and other payables	7,155	7,073	82	1.2	5,750
Income tax liabilities	469	585	(116)	(19.8)	455
Other provisions	3,491	3,437	54	1.6	3,173
Liabilities directly associated with non-current assets and disposal groups held for sale	22	95	(73)	(76.8)	32
Other liabilities	4,315	3,468	847	24.4	3,769
Non-current liabilities	63,327	55,786	7,541	13.5	52,287
Financial liabilities	43,285	37,010	6,275	17.0	34,141
Provisions for pensions and other employee benefits	5,831	5,157	674	13.1	5,365
Other provisions	2,855	3,304	(449)	(13.6)	3,596
Deferred tax liabilities	7,893	7,108	785	11.0	6,398
Other liabilities	3,463	3,207	256	8.0	2,787
Liabilities	88,606	80,028	8,578	10.7	73,832

Shareholders’ equity	45,158	43,112	2,046	4.7	44,537
Issued capital	11,165	11,165	0	0.0	11,165
Capital reserves	51,526	51,526	0	0.0	51,525
Retained earnings including carryforwards	(17,255)	(18,761)	1,506	8.0	(15,611)
Total other comprehensive income	(5,232)	(5,411)	179	3.3	(6,750)
Net profit (loss)	(1,124)	1,483	(2,607)	n.a.	924
Treasury shares	(5)	(5)	0	0.0	(5)
Issued capital and reserves attributable to owners of the parent	39,075	39,997	(922)	(2.3)	41,248
Non-controlling interests	6,083	3,115	2,968	95.3	3,289
Total liabilities and shareholders’ equity	133,764	123,140	10,624	8.6	118,369

a	Comparative periods adjusted. Changes in the presentation of derivatives. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Deutsche Telekom 1. Quartal 2009

Consolidated income statement.
	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	924	6.2	61,666
Cost of sales	(8,906)	(8,322)	(584)	(7.0)	(34,592)
Gross profit (loss)	6,996	6,656	340	5.1	27,074
Selling expenses	(3,996)	(3,709)	(287)	(7.7)	(15,952)
General and administrative expenses	(1,136)	(1,103)	(33)	(3.0)	(4,821)
Other operating income	387	755	(368)	(48.7)	1,971
Other operating expenses	(2,007)	(301)	(1,706)	n.a.	(1,232)
Profit (loss) from operations	244	2,298	(2,054)	(89.4)	7,040
Finance costs	(632)	(572)	(60)	(10.5)	(2,487)
Interest income	100	71	29	40.8	408
Interest expense	(732)	(643)	(89)	(13.8)	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	11	(6)	(54.5)	(388)
Other financial income (expense)	(115)	(116)	1	0.9	(713)
Profit (loss) from financial activities	(742)	(677)	(65)	(9.6)	(3,588)
Profit (loss) before income taxes	(498)	1,621	(2,119)	n.a.	3,452
Income taxes	(426)	(562)	136	24.2	(1,428)
Profit (loss)	(924)	1,059	(1,983)	n.a.	2,024

Profit (loss) attributable to	(924)	1,059	(1,983)	n.a.	2,024
Owners of the parent (net profit (loss))	(1,124)	924	(2,048)	n.a.	1,483
Non-controlling interests	200	135	65	48.1	541

Earnings per share.

		Q1 2009	Q1 2008	Change	Change %	FY 2008
Earnings per share/ADS
Basic	(€)	(0.26)	0.21	(0.47)	n.a.	0.34
Diluted	(€)	(0.26)	0.21	(0.47)	n.a.	0.34

Deutsche Telekom 1. Quartal 2009

Consolidated statement of comprehensive income.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Profit (loss)	(924)	1,059	(1,983)	n.a.	2,024
Actuarial gains and losses on defined benefit plans and other employee benefits	0	0	0	-	227
Revaluation due to business combinations	(33)	0	(33)	n.a.	0
Exchange differences on translating foreign operations	172	(1,708)	1,880	n.a.	(352)
Available-for-sale financial assets
Change in other comprehensive income (not recognized in income statement)	(3)	1	(4)	n.a.	1
Recognition of other comprehensive income in income statement	0	0	0	-	0
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(75)	(80)	5	6.3	60
Recognition of other comprehensive income in income statement	61	(9)	70	n.a.	(101)
Other income and expense recognized directly in equity	11	0	11	n.a.	(8)
Income taxes relating to components of other comprehensive income	3	28	(25)	(89.3)	(53)
Other comprehensive income	136	(1,768)	1,904	n.a.	(226)
Total comprehensive income	(788)	(709)	(79)	(11.1)	1,798

Total comprehensive income attributable to	(788)	(709)	(79)	(11.1)	1,798
Owners of the parent	(922)	(883)	(39)	(4.4)	1,251
Non-controlling interests	134	174	(40)	(23.0)	547

Deutsche Telekom 1. Quartal 2009

Consolidated statement of changes in equity.

Total share-holders’ equity			millions of €	45,245	0	1	(709)	0	44,537	43,112	2,907	0	(73)	(788)	0	45,158
Non-controlling interests			millions of €	3,115			174		3,289	3,115	2,907	0	(73)	134		6,083
Total			millions of €	42,130	0	1	(883)	0	41,248	39,997	0	0	0	(922)	0	39,075
	Treasury shares		millions of €	(5)					(5)	(5)						(5)
Issued capital and reserves attributable to owners of the parent	Total other comprehensive income	Deferred taxes	millions of €	(344)			28		(316)	(334)				3		(331)
		Other compre-hensive income	millions of €	0					0	(11)				11		0
		Cash flow hedges	millions of €	1,126			(89)		1,037	1,085				(14)		1,071
		Available- for-sale financial assets	millions of €	2			1		3	3				(2)		1
		Revalua- tion surplus	millions of €	308				(36)	272	202				(33)	(23)	146
		Translation of foreign operations	millions of €	(5,999)			(1,747)		(7,746)	(6,356)				237		(6,119)
	Consolidated shareholders’ equity generated	Net profit (loss)	millions of €	571	(571)		924		924	1,483		(1,483)		(1,124)		(1,124)
		Retained earnings incl. carry-forwards	millions of €	(16,218)	571			36	(15,611)	(18,761)		1 483			23	(17,255)
	Equity contributed	Capital reserves	millions of €	51,524		1			51,525	51,526						51,526
		Issued capital	millions of €	11,165					11,165	11,165						11,165
				Balance at January 1, 2008	Unappropriated profit (loss) carried forward	Proceeds from the exercise of stock options	Total comprehensive income	Transfer to retained earnings	Balance at March 31, 2008	Balance at January 1, 2009	Changes in the composition of the Group	Unappropriated profit (loss) carried forward	Dividends	Total comprehensive income	Transfer to retained earnings	Balance at March 31, 2009

Deutsche Telekom 1. Quartal 2009

Consolidated cash flow statement.

	Q1 2009 millions of €	Q1 2008 millions of €	FY 2008 millions of €
Profit (loss)	(924)	1,059	2,024
Depreciation, amortization and impairment losses	4,698	2,657	10,975
Income tax expense (benefit)	426	562	1,428
Interest income and interest expenses	632	572	2,487
Other financial (income) expense	115	116	713
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(5)	(11)	388
Profit on the disposal of fully consolidated subsidiaries	(17)	(501)	(455)
Other non-cash transactions	(83)	(10)	(147)
(Gain) loss from the disposal of intangible assets and property, plant and equipment	18	7	70
Change in assets carried as working capital	(292)	(212)	286
Change in provisions	(377)	(184)	493
Change in other liabilities carried as working capital	(472)	(171)	(130)
Income taxes received (paid)	(288)	(152)	(520)
Dividends received	0	36	13
Cash generated from operations	3,431	3,768	17,625
Interest paid	(1,001)	(680)	(3,431)
Interest received	371	243	1,174
Net cash from operating activities	2,801	3,331	15,368
Cash outflows for investments in
Intangible assets	(283)	(221)	(1,799)
Property, plant and equipment	(2,328)	(1,571)	(6,908)
Non-current financial assets	(80)	(22)	(3,261)
Investments in fully consolidated subsidiaries and business units	0	(1,028)	(1,030)
Proceeds from disposal of
Intangible assets	2	3	34
Property, plant and equipment	59	87	338
Non-current financial assets	18	99	102
Investments in fully consolidated subsidiaries and business units	28	735	778
Net change in short-term investments and marketable securities and receivables	(225)	(300)	611
Net change in cash and cash equivalents due to inclusion of OTE	1,558	-	-
Other	(93)	(5)	(249)
Net cash used in investing activities	(1,344)	(2,223)	(11,384)
Proceeds from issue of current financial liabilities	310	7,732	39,281
Repayment of current financial liabilities	(2,735)	(10,467)	(44,657)
Proceeds from issue of non-current financial liabilities	2,236	1,746	6,477
Repayment of non-current financial liabilities	(95)	(32)	(96)
Dividend payments	(72)	-	(3,963)
Proceeds from the exercise of stock options	0	2	3
Repayment of lease liabilities	(31)	(36)	(142)
Net cash used in financing activities	(387)	(1,055)	(3,097)
Effect of exchange rate changes on cash and cash equivalents	17	18	(61)
Net increase (decrease) in cash and cash equivalents	1,087	71	826
Cash and cash equivalents, at the beginning of the period	3,026	2,200	2,200
Cash and cash equivalents, at end of the period	4,113	2,271	3,026

Deutsche Telekom 1. Quartal 2009

Selected explanatory notes.

Accounting policies.

 In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG), Deutsche Telekom AG’s quarterly financial report comprises interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Statement of compliance.

 The interim consolidated financial statements for the period ended March 31, 2009 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2008. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Interim Group Report is also in compliance with the IFRSs as published by the IASB.

 In the opinion of the Board of Management, the reviewed quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2008 for the accounting policies applied for the Group’s financial reporting. To implement its “Focus, fix and grow” strategy, Deutsche Telekom transferred some 160,000 business customers from T-Systems to the Broadband/Fixed Network operating segment under the umbrella of T-Home, Sales & Service with effect from January 1, 2009. At the same time, the Business Customers operating segment was renamed Systems Solutions.

 In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements.” The amendments to IAS 1 were endorsed by the European Union in December 2008 and are effective for financial years beginning on or after January 1, 2009. In accordance with the amendments to IAS 1, Deutsche Telekom has adjusted the presentation of its results of operations, financial position or cash flows as follows:

All changes in shareholders’ equity resulting from transactions with owners are presented separately from those changes in shareholders’ equity not resulting from transactions with owners (non-owner changes).

Income and expenses are presented separately from transactions with owners in two components of the financial statements (consolidated income statement and consolidated statement of comprehensive income).

The components of other comprehensive income are presented in the consolidated statement of comprehensive income.

Total other comprehensive income is presented in the consolidated statement of changes in equity.

 The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented.

 As a result of the first annual improvement project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the balance sheet as current assets or liabilities. Since January 1, 2009, Deutsche Telekom has therefore reported its held-for-trading derivative financial instruments as either current or non-current depending on the maturity of the particular contract. The figures for prior-year periods have been adjusted accordingly. The other amendments to IFRSs resulting from the collective standard did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

 In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs.” The European Union endorsed IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. In accordance with Deutsche Telekom’s accounting principles, qualifying assets are construction projects or other assets for which a period of at least 12 months is necessary in order to get them ready for their intended use or sale. Borrowing costs relating to assets measured at fair value and to inventories that are manufactured or produced in large quantities on a repetitive basis must not be capitalized, even if they take a substantial period of time to get ready for use or sale.

 In the first quarter of 2009, Deutsche Telekom capitalized an amount of EUR 2 million representing a portion of the cost of acquisition or production of qualifying assets in cases in which the criteria for capitalization set out in IAS 23 were met for the first time on or after January 1, 2009. The amount of the borrowing costs required to be capitalized was calculated on the basis of an average capitalization rate of 6.8 percent applied across the Group. The amendment was adopted as of January 1, 2009. No adjustments were made to prior-year periods.

 In June 2007, the IFRIC issued IFRIC 13 “Customer Loyalty Programmes.” The European Union endorsed IFRIC 13 in December 2008. The interpretation is effective for financial years beginning on or after July 1, 2008. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Deutsche Telekom adjusted its accounting policies accordingly as of January 1, 2009. The adoption of IFRIC 13 did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Deutsche Telekom 1. Quartal 2009

 Business combinations.

OTE.

 On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders’ agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote – each share is entitled to one vote – and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies, as defined by IAS 27, following the completion of all necessary steps of the transaction.

 To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (Put Option I) and 10 percent (Put Option II) of the shares. Put Option I can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion for a period of twelve months ending in November 2009. Subsequently, Put Option II can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. Put Option II also includes shares which were not sold to Deutsche Telekom during the term of Put Option I. The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

 The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE’s shares from the Hellenic Republic on November 5, 2008, thus effecting the legal validity of the shareholders’ agreement. Deutsche Telekom holds a stake in OTE of 25 percent plus one share as a result of the aforementioned transactions. Furthermore, Deutsche Telekom has assumed present ownership of the shares of Put Option I after the share purchase agreement became effective, i.e., it recognized the agreed purchase price of EUR 0.7 billion as costs for the acquisition of an additional 5 percent share.

 The changes to OTE’s Articles of Incorporation necessary for full implementation of the shareholders’ agreement were approved at the extraordinary shareholders’ meeting of OTE on February 6, 2009. Consequently, Deutsche Telekom has taken control of 50 percent plus two voting shares and therefore the company’s financial and operating policies.

 Upon implementation of the shareholders’ agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time. As part of the first-time full consolidation of OTE, Put Option II was recognized as contingent consideration, thus resulting in the recording of a liability and corresponding cost of the acquisition of EUR 0.6 billion. As a result, the interest attributable to Deutsche Telekom amounts to 40 percent plus one vote. The total cost of the acquisition including costs directly attributable to the transaction amounts to EUR 4.4 billion, of which EUR 3.1 billion will have an effect on cash flows until March 31, 2009, as shown in the table below:

	Interest %	billions of €
Purchase price for acquired shares	25.0	3.1
Shares acquired from Marfin Investment Group	20.0	2.6
Shares acquired from the market	2.0	0.1
Shares acquired from the Hellenic Republic	3.0	0.4
Put Option I	5.0	0.7
Put Option II	10.0	0.7
Dividend received from pre-acquisition profits		(0.1)
Purchase price	40.0	4.4

 The total liability of EUR 0.7 billion for Put Option II comprises the covered shares measured at market price as well as a market price premium. In subsequent periods, the carrying amounts of the liabilities for Put Option II will be remeasured to reflect changes in market price. The same applies for both options in the event that they are not being exercised.

Deutsche Telekom 1. Quartal 2009

 The business combination with OTE resulted in the recognition of goodwill of EUR 2.5 billion, determined on the basis of a preliminary purchase price allocation.

 The fair values of OTE’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below. Since the purchase price allocation is still preliminary, the amounts can be subject to change. As soon as the measurement has been finalized, the final purchase price allocation will be carried out.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	16,674	14,567
Current assets	3,455	3,455
Cash and cash equivalents	1,580	1,580
Non-current assets and disposal groups held for sale	159	159
Other assets	1,716	1,716

Non-current assets	13,219	11,112
Intangible assets	5,346	4,751
Of which: goodwill	2,482	3,835
Property, plant and equipment	7,091	5,611
Other assets	782	750

Liabilities	9,854	9,441
Current liabilities	3,012	3,012
Financial liabilities	637	637
Trade and other payables	901	901
Liabilities directly associated with non-current assets and disposal groups held for sale	21	21
Other liabilities	1,453	1,453

Non-current liabilities	6,842	6,429
Financial liabilities	5,133	5,411
Other liabilities	1,709	1,018

 Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of the year. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment loss was disclosed as a decrease in the goodwill when OTE was fully consolidated for the first time.

 The approval of the acquisition of OTE was granted by the supervisory authorities subject to the requirement to sell Cosmofon, OTE’s Macedonian subsidiary. The assets and liabilities of the entity are shown as held for sale under current assets and liabilities in the consolidated balance sheet. Agreements to sell the entity were signed on March 30, 2009. The transaction is subject to approval by supervisory authorities.

 OTE was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 6, 2009. Net revenue increased by EUR 951 million as a result of the acquisition of OTE. Had the business combination already occurred on January 1, 2009, net revenue would have been EUR 499 million higher. The loss for the current period includes a profit at OTE of EUR 146 million. Had the business combination already occurred on January 1, 2009, the loss would have been EUR 24 million lower.

Changes in the composition of the Group.

 In the past year, Deutsche Telekom acquired interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first quarter of 2008. This primarily relates to SunCom, which was included in the consolidated financial statements for the first time as of February 22, 2008. Furthermore, DeTeImmobilien was deconsolidated effective September 30, 2008. The equity interest in CAP Customer Advantage Program GmbH was sold as of January 30, 2009. In addition, OTE was fully consolidated for the first time on February 6, 2009 upon implementation of the shareholders’ agreement.

Effect of changes in the composition of the Group on the consolidated income statement for the first quarter of 2009.

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/ Fixed Network millions of €	Systems Solutions millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	438	102	504	(4)	(2)	1,038
Cost of sales	(277)	(42)	(176)	(1)	(6)	(502)
Gross profit (loss)	161	60	328	(5)	(8)	536
Selling expenses	(123)	(39)	(52)	2	1	(211)
General and administrative expenses	(24)	(4)	(39)	0	15	(52)
Other operating income	3	0	3	0	10	16
Other operating expenses	(4)	0	0	0	(4)	(8)
Profit (loss) from operations	13	17	240	(3)	14	281
Finance costs	4	0	(10)	0	(59)	(65)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	10	0	1	0	0	11
Profit (loss) from financial activities	14	0	(9)	0	(59)	(54)
Profit (loss) before income taxes	27	17	231	(3)	(45)	227
Income taxes	(9)	(6)	(53)	0	(4)	(72)
Profit (loss)	18	11	178	(3)	(49)	155

Selected notes to the consolidated income statement.

Net revenue.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	924	6.2	61,666

 For details of changes in net revenue, please refer to the section “Development of business in the Group” in the interim Group management report.

Cost of sales.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Cost of sales	(8,906)	(8,322)	(584)	(7.0)	(34,592)

 The cost of sales increased year-on-year in the first quarter of 2009. The first-time full consolidation of OTE contributed EUR 0.5 billion to this increase. The Mobile Communications USA operating segment recorded an increase of EUR 0.2 billion in the cost of sales. In addition, exchange rate effects of EUR 0.3 billion had a negative impact on this operating segment. By contrast, a decrease of EUR 0.4 billion in the cost of sales was recorded by the operating segments Systems Solutions, Mobile Communications Europe, and Broadband/Fixed Network excluding OTE. The Broadband/Fixed Network segment cut costs in Germany in particular.

Selling expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Selling expenses	(3,996)	(3,709)	(287)	(7.7)	(15,952)

 Selling expenses increased by EUR 0.2 billion, mainly as a result of the full consolidation of OTE for the first time. Exchange rate effects totaling EUR 0.1 billion, especially from the translation of U.S. dollars to euros, also impacted selling expenses.

General and administrative expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
General and administrative expenses	(1,136)	(1,103)	(33)	(3.0)	(4,821)

 The slight increase in general and administrative expenses is mainly attributable to the full consolidation of OTE for the first time.

Other operating income/expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Other operating income	387	755	(368)	(48.7)	1,971
Other operating expenses	(2,007)	(301)	(1,706)	n.a.	(1,232)

 Other operating income decreased by EUR 0.4 billion compared with the first three months of 2008. The decline was mainly attributable to lower income from disposals. In the previous year, this item included income from the gain on the disposal of Media&Broadcast.

 In the first quarter of 2009, this item also included income from the reclassification of real estate from assets held for sale to non-current assets.

 Other operating expenses rose by EUR 1.7 billion compared with the first three months of 2008. This increase was mainly attributable to an impairment loss on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion recorded in the first quarter of 2009. For further details, please refer to the “Depreciation, amortization and impairment losses” section.

Deutsche Telekom 1. Quartal 2009

Profit/loss from financial activities.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Profit (loss) from financial activities	(742)	(677)	(65)	(9.6)	(3,588)
Finance costs	(632)	(572)	(60)	(10.5)	(2,487)
Interest income	100	71	29	40.8	408
Interest expense	(732)	(643)	(89)	(13.8)	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	11	(6)	(54.5)	(388)
Other financial income (expense)	(115)	(116)	1	0.9	(713)

 The year-on-year increase in loss from financial activities in the first quarter of 2009 was primarily a result of increased interest expense. This increase in turn is mainly attributable to the full inclusion of OTE in the consolidated financial statements for the first time.

Income taxes.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Income taxes	(426)	(562)	136	24.2	(1,428)

 Despite significantly lower profit/loss before income taxes, income tax expense only decreased to a minor extent year-on-year. This relatively small decrease in income tax expense is attributable to the impairment of goodwill in the reporting period that had no tax effect.

Other disclosures.

Personnel.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Personnel costs	(3,310)	(3,320)	10	0.3	(14,078)

Average number of employees	249,325	238,073	11,252	4.7	234,887

	Mar. 31, 2009	Dec. 31, 2008	Change	Change %	Mar. 31, 2008
Number of employees at balance sheet date	260,798	227,747	33,051	14.5	237,757
Germany	131,312	131,713	(401)	(0.3)	145,003
International	129,486	96,034	33,452	34.8	92,754

Non-civil servants	228,928	195,634	33,294	17.0	202,586
Civil servants	31,870	32,113	(243)	(0.8)	35,171

Trainees and student interns at balance sheet date	10,215	11,668	(1,453)	(12.5)	10,534

 Personnel costs in the first quarter of 2009 remained almost unchanged year-on-year. The effect of staff reductions in Germany was almost fully offset by the full inclusion of OTE for the first time.

 These factors had a corresponding effect on the development in the average number of employees and the number at the balance sheet date.

Depreciation, amortization and impairment losses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Amortization and impairment of intangible assets	(2,591)	(776)	(1,815)	n.a.	(3,397)
Of which: UMTS licenses	(209)	(221)	12	5.4	(868)
Of which: U.S. mobile communications licenses	-	(14)	14	n.a.	(21)
Of which: goodwill	(1,803)	-	(1,803)	n.a.	(289)
Depreciation and impairment of property, plant and equipment	(2,107)	(1,881)	(226)	(12.0)	(7,578)
Total depreciation, amortization and impairment losses	(4,698)	(2,657)	(2,041)	(76.8)	(10,975)

 Depreciation, amortization and impairment losses in the Group increased due to the full inclusion of OTE for the first time and to an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion in the first quarter of 2009.

 Events or circumstances that resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile UK in the Mobile Communications Europe operating segment primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high levels of expenditure for customer acquisition and retention resulted in increases in the cost base.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents.

 In the reporting period, cash and cash equivalents increased from EUR 3.0 billion to EUR 4.1 billion. This increase was primarily attributable to the first-time full inclusion of OTE, together with its cash and cash equivalents, in the consolidated financial statements, and positive free cash flow.

 Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

 As of March 31, 2009, current assets recognized in the consolidated balance sheet included EUR 0.5 billion in non-current assets and disposal groups held for sale, relating in particular to Deutsche Telekom AG’s real estate and OTE companies held for sale. The main changes since December 31, 2008 are described below.

 Deutsche Telekom AG’s real estate portfolio.

 Real estate amounting to EUR 0.3 billion (December 31, 2008: EUR 0.4 billion) was shown as held for sale in the consolidated balance sheet at the reporting date as a result of measures to make the use of floor space more efficient, especially for technical facilities. This relates primarily to Deutsche Telekom AG’s real estate. Impairment losses of EUR 0.1 billion were expensed in the first quarter of 2009 in connection with the reclassification of real estate. Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate in the Group Headquarters & Shared Services operating segment was no longer permitted to be recognized on the consolidated balance sheet as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion were recognized under other operating income in the income statement.

Deutsche Telekom 1. Quartal 2009

 Cosmofon.

 The approval of the acquisition of OTE was granted by the supervisory authorities subject to the requirement to sell Cosmofon, OTE’s Macedonian subsidiary (including distribution company). Assets worth EUR 0.2 billion and liabilities of the entity amounting to EUR 21 million are shown as held for sale under current assets and liabilities in the consolidated balance sheet. Agreements to sell the entity were signed on March 30, 2009. The transaction is subject to approval by supervisory authorities.

Intangible assets and property, plant and equipment.

	Mar. 31, 2009 millions of €	Dec. 31, 2008 millions of €	Change millions of €	Change %	Mar. 31, 2008 millions of €
Intangible assets	57,808	53,927	3,881	7.2	53,428
Of which: UMTS licenses	10,109	10,005	104	1.0	11,311
Of which: U.S. mobile communications licenses	18,491	17,666	825	4.7	15,498
Of which: goodwill	21,216	20,626	590	2.9	21,197
Property, plant and equipment	48,231	41,559	6,672	16.1	41,298

 The total increase of EUR 10.6 billion in intangible assets and property, plant and equipment is mainly the result of the full inclusion of OTE for the first time. The changes in the composition of the Group had an overall effect of EUR 2.8 billion relating to intangible assets and EUR 7.0 billion relating to property, plant and equipment. The first-time full inclusion of OTE also resulted in goodwill of EUR 2.5 billion.

 Capital expenditure totaling EUR 4.4 billion (including the OTE goodwill of EUR 2.5 billion) and exchange rate effects of EUR 0.8 billion contributed to the increase, while depreciation, amortization and impairment losses of EUR 4.7 billion had an offsetting effect. This figure includes an impairment loss of EUR 1.8 billion on the goodwill of the cash generating unit T-Mobile UK.

Additions to assets.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Additions to assets	4,428	2,565	1,863	72.6	10,117
Intangible assets	2,697	1,244	1,453	n.a.	2,740
Property, plant and equipment	1,731	1,321	410	31.0	7,377

 The increase in the investment volume compared with the first quarter of 2008 resulted mainly from the goodwill recognized in connection with the first-time consolidation of OTE amounting to EUR 2.5 billion. In the prior-year period, a goodwill from the first-time consolidation of SunCom was recorded (EUR 0.9 billion).

 The additions to assets in the reporting period are mainly related to the network roll-out in the United States and the expansion of digital mobile communications networks in Europe. In addition, the Broadband/Fixed Network operating segment continued to invest in the roll-out of its access network.

Investments accounted for using the equity method.

Deutsche Telekom fully consolidated OTE for the first time as of February 6, 2009. Until that date, the existing shares in OTE were carried as an investment accounted for using the equity method. For further details relating to the acquisition of OTE, please refer to the “Business combinations” section.

Financial liabilities.

	Mar. 31, 2009 millions of €	Due ≤1 year millions of €	Due >1 year ≤3 years millions of €	Due >3 year ≤5 years millions of €	Due > 5 years millions of €
Bonds and other securitized liabilities	39,659	4,726	8,576	7,257	19,100
Liabilities to banks	4,670	257	1,278	1,513	1,622
Lease liabilities	1,987	128	211	229	1,419
Liabilities to non-banks from promissory notes	1,036	-	-	88	948
Other interest-bearing liabilities	655	340	145	40	130
Other non-interest-bearing liabilities	4,294	4,195	89	8	2
Derivative financial liabilities	811	181	241	310	79

Financial liabilities	53,112	9,827	10,540	9,445	23,300

Shareholders’ equity/Disclosure of tax effects relating to each component of other comprehensive income.

	Mar. 31, 2009			Mar. 31, 2008
	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €
Revaluation due to business combinations	(33)	0	(33)	0	0	0
Exchange differences on translation of foreign subsidiaries	172	0	172	(1,708)	0	(1,708)
Available-for-sale financial assets	(3)	0	(3)	1	0	1
Of which: recognized in income statement	0	0	0	0	0	0
Fair value measurement of hedging instruments	(14)	3	(11)	(89)	27	(62)
Of which: recognized in income statement	61	(17)	44	(9)	1	(8)
Other income and expense recognized directly in equity	11	0	11	0	1	1
Other comprehensive income	133	3	136	(1,796)	28	(1,768)
Profit (loss)			(924)			1,059
Total comprehensive income			(788)			(709)

Deutsche Telekom 1. Quartal 2009

Contingencies.

There were no significant changes at March 31, 2009 to the contingencies reported in the 2008 consolidated financial statements.

Executive bodies.

In agreement with the Supervisory Board, Dr. Karl-Gerhard Eick resigned his seat on the Board of Management with effect from midnight on February 28, 2009.

At the Supervisory Board meeting on February 26, 2009, the Supervisory Board appointed Timotheus Höttges as the new Member of the Board of Management for Finance effective March 1, 2009 and Niek Jan van Damme as the new Member of the Board of Management for T-Home, Sales & Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southern and Eastern Europe was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southern and Eastern European region and to bundle responsibility for the existing, integrated operations in the region following the take-over of management control of the Greek company OTE. Guido Kerkhoff was appointed to the Group Board of Management effective March 1, 2009 with the task of setting up this unit.

Significant events after the balance sheet date (March 31, 2009).

For significant events after the balance sheet date, please refer to the “Outlook” section.

Deutsche Telekom 1. Quartal 2009

Selected notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 2.8 billion in the reporting period, compared with EUR 3.3 billion in the prior-year period. This decrease was primarily attributable to the development of working capital, which, in the first three months of 2009, was mainly impacted by higher cash outflows for restructuring measures year-on-year. In addition, interest payments increased year-on-year, in particular as a result of the first-time full inclusion of OTE from February 2009.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 1.3 billion as compared with EUR 2.2 billion in the same period of the previous year. This development was mainly due to the addition of the cash and cash equivalents of the OTE group amounting to EUR 1.6 billion as part of the first-time full inclusion of OTE from February 2009. At the same time, net cash outflows for acquisitions and disposals decreased by EUR 0.1 billion. Whereas cash outflows amounting to EUR 1.0 billion for the purchase of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast and Bild.T-Online were recorded in the first quarter of 2008, the first three months of 2009 only saw cash outflows of EUR 0.1 billion for the disposal of CAP Customer Advantage Program GmbH. On the other hand, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.8 billion, primarily as a result of the network roll-out in the United States and the United Kingdom.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 0.4 billion in the first quarter of 2009, compared with EUR 1.1 billion in the prior-year quarter.

This change was mostly attributable to EUR 0.5 billion higher year-on-year proceeds from the issue of non-current financial liabilities and EUR 0.3 billion lower net repayments of current financial liabilities. By contrast, Hrvatske telekomunikacije paid out a dividend of EUR 0.1 billion in advance in the first quarter of 2009, whereas in the prior-year quarter, no such payment was made.

The issue of financial liabilities in the first quarter of 2009 related mainly to the issue of a Eurobond for EUR 2.0 billion and the issue of promissory notes for an amount of EUR 0.2 billion. Medium-term notes for an amount of EUR 1.0 billion, a USD bond for an amount of EUR 0.7 billion, and commercial papers for an amount of EUR 0.5 billion were repaid during the same period.

Deutsche Telekom 1. Quartal 2009

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the first quarters of 2009 and 2008 as well as for the full 2008 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective period.

Segment information in the quarters.

Q1 2009 Q1 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from opera-tions) millions of €	Deprecia-tion and amortiza-tion millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	4,894	183	5,077	(1,166)	(908)	(1,803)	34,781	11
	4,835	157	4,992	759	(940)	0	33,842	1
Mobile Communications USA	4,133	4	4,137	530	(531)	0	35,932	16
	3,457	4	3,461	502	(446)	(14)	29,526	11
Broadband/Fixed Network[a]	5,235	647	5,882	1,170	(998)	(7)	32,546	69
	5,032	645	5,677	889	(905)	(2)	27,127	86
Systems Solutions[a]	1,496	610	2,106	11	(177)	0	6,896	50
	1,504	696	2,200	483	(187)	(1)	7,003	19
Group Headquarters & Shared Services	144	734	878	(269)	(180)	(103)	13,425	0
	150	734	884	(277)	(172)	(5)	12,219	4
Total	15,902	2,178	18,080	276	(2,794)	(1,913)	123,580	146
	14,978	2,236	17,214	2,356	(2,650)	(22)	109,717	121
Reconciliation	-	(2,178)	(2,178)	(32)	8	1	(4,122)	0
	-	(2,236)	(2,236)	(58)	14	1	(3,331)	0
Group	15,902	-	15,902	244	(2,786)	(1,912)	119,458	146
	14,978	-	14,978	2,298	(2,636)	(21)	106,386	121

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

Segment information for the 2008 financial year.

FY 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from opera-tions) millions of €	Deprecia-tion and amortiza-tion millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	19,978	685	20,663	3,188	(3,626)	(249)	30,441	3
Mobile Communications USA	14,942	15	14,957	2,299	(1,863)	(21)	34,302	14
Broadband/Fixed Network[a]	19,779	2,722	22,501	2,759	(3,568)	(68)	26,836	83
Systems Solutions[a]	6,368	2,975	9,343	81	(765)	(16)	6,863	46
Group Headquarters & Shared Services	599	2,974	3,573	(1,198)	(704)	(127)	11,676	3,411
Total	61,666	9,371	71,037	7,129	(10,526)	(481)	110,118	3,557
Reconciliation	-	(9,371)	(9,371)	(89)	31	1	(3,451)	0
Group	61,666	-	61,666	7,040	(10,495)	(480)	106,667	3,557

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period.

	Q1 2009 millions of €	Q1 2008 millions of €	FY 2008 millions of €
Total profit (loss) of reportable segments	276	2,356	7,129
Reconciliation to the Group	(32)	(58)	(89)
Profit (loss) from operations (EBIT) of the Group	244	2,298	7,040
Profit (loss) from financial activities	(742)	(677)	(3,588)
Profit (loss) before taxes	(498)	1,621	3,452
Income taxes	(426)	(562)	(1,428)
Profit (loss)	(924)	1,059	2,024

Deutsche Telekom 1. Quartal 2009

Bonn, May 7, 2009
Deutsche Telekom AG Board of Management
René Obermann	Hamid Akhavan	Dr. Manfred Balz.
Reinhard Clemens	Niek Jan van Damme	Timotheus Höttges
Guido Kerkhoff	Thomas Sattelberger

Deutsche Telekom 1. Quartal 2009

Review report.

To Deutsche Telekom AG

We have reviewed the condensed consolidated interim financial statements – comprising the balance sheet, the income statement and statement of other comprehensive income, the statement of changes in equity, the cash flow statement, and selected explanatory notes – and the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to March 31, 2009, which are part of the quarterly financial report pursuant to § 37x (3) of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to the interim financial reporting as adopted by the EU and to the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review. In addition, we have been instructed to extend our review report to the compliance of the condensed consolidated interim financial statements with the IFRSs as issued by the IASB applicable to interim financial reporting.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). These standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU, the IFRSs as issued by the IASB applicable to the interim financial reporting and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor the IFRSs as issued by the IASB for interim financial reporting nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, May 7, 2009

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Stuttgart

(Prof. Dr. Wollmert) Wirtschaftsprüfer	(Forst) Wirtschaftsprüfer
PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Frankfurt am Main

(Prof. Dr. Kämpfer) Wirtschaftsprüfer	(Tandetzki) Wirtschaftsprüfer

Deutsche Telekom 1. Quartal 2009

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by International Financial Reporting Standards (IFRS). As other companies may not compute the pro forma figures presented by Deutsche Telekom by the same method, Deutsche Telekom’s pro forma figures may or may not be comparable with disclosures by other companies using similar designations.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS.

 EBITDA and EBITDA adjusted for special factors.

EBITDA.

 EBITDA for the operating segments and for the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

 In this definition, profit/loss from financial activities includes finance costs, the share of the profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole.

 EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual segments.

Adjusted EBITDA.

 Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

 Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. For further details concerning the effects of special factors on Group EBITDA and the EBITDA of the operating segments, please refer to the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin.

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Deutsche Telekom 1. Quartal 2009

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the operating segments were affected by a number of special factors in both the reporting period as well as the prior-year periods.

 The underlying aim is to eliminate special factors that affect operating activities and make it more difficult to compare EBITDA, net profit/loss and other financial measures of the Group and the operating segments with corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

 Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the adjusted items are adjusted.

 The following table presents a reconciliation of individual items in the consolidated income statement to the corresponding amounts as adjusted for special factors. The table also shows the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS. Reconciliations are presented for both the reporting period and the prior-year period.

Deutsche Telekom 1. Quartal 2009

Reconciliation of the consolidated income statement.

	Q1 2009 millions of €	Special factors in Q1 2009 millions of €	Q1 2009 without special factors millions of €
Net revenue	15,902		15,902
Cost of sales	(8,906)	92[a]	(8,998)
Gross profit (loss)	6,996	92	6,904
Selling expenses	(3,996)	28[b]	(4,024)
General and administrative expenses	(1,136)	(2)[c]	(1,134)
Other operating income	387	23[d]	364
Other operating expenses	(2,007)	(1,814)[e]	(193)
Profit (loss) from operations (EBIT)	244	(1,673)	1,917
Profit (loss) from financial activities	(742)	(25)[f]	(717)
Profit (loss) before income taxes	(498)	(1,698)	1,200
Income taxes	(426)	31g	(457)
Profit (loss)	(924)	(1,667)	743

Profit (loss) attributable to	(924)	(1,667)	743
Owners of the parent (net profit (loss))	(1,124)	(1,779)	665
Non-controlling interests	200	112	88

Profit (loss) from operations (EBIT)	244	(1,673)	1,917
Depreciation, amortization and impairment losses	(4,698)	(1,803)	(2,895)

EBITDA	4,942	130	4,812
EBITDA margin (%)	31.1	-	30.3

Personnel costs	(3,310)	149[h]	(3,459)
Personnel cost ratio (%)	20.8	-	21.8

a
Proceeds from the involvement of the Hellenic Republic in an early retirement program of the Hellenic Telecommunications Organization S.A. (OTE) in the Broadband/Fixed Network operating segment. This is offset primarily by expenses for staff-related measures in the Broadband/Fixed Network operating segment.

b	Mainly proceeds from the involvement of the Hellenic Republic in an early retirement program of OTE in the Broadband/Fixed Network operating segment.
c
Expenses for staff-related measures and non staff-related restructuring. This is offset by proceeds from the involvement of the Hellenic Republic in an early retirement program of OTE in the Broadband/Fixed Network operating segment.

d	Particularly gains on the disposal of CAP Customer Advantage Program GmbH in the Broadband/Fixed Network operating segment and T-Systems Traffic GmbH in the Systems Solutions operating segment.
e	Mainly impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment.
f	Expenses for interest added back to provisions for staff-related measures.
g	Tax effects from special factors on profit before income taxes.
h
Proceeds from the involvement of the Hellenic Republic in an early retirement program of OTE in the Broadband/Fixed Network operating segment. This is offset primarily by expenses for staff-related measures in the Broadband/Fixed Network operating segment.

Deutsche Telekom 1. Quartal 2009

	Q1 2008 millions of €	Special factors in Q1 2008 millions of €	Q1 2008 without special factors millions of €	FY 2008 without special factors millions of €
Net revenue	14,978	-	14,978	61,666
Cost of sales	(8,322)	(42)[a]	(8,280)	(33,655)
Gross profit (loss)	6,656	(42)	6,698	28,011
Selling expenses	(3,709)	(89)[b]	(3,620)	(15,467)
General and administrative expenses	(1,103)	(19)[b]	(1,084)	(4,597)
Other operating income	755	489[c]	266	1,461
Other operating expenses	(301)	(70)[d]	(231)	(588)
Profit (loss) from operations (EBIT)	2,298	269	2,029	8,820
Profit (loss) from financial activities	(677)	(43)[e]	(634)	(2,936)
Profit (loss) before income taxes	1,621	226	1,395	5,884
Income taxes	(562)	(51)[f]	(511)	(1,889)
Profit (loss)	1,059	175	884	3,995

Profit (loss) attributable to	1,059	175	884	3,995
Owners of the parent (net profit (loss))	924	174	750	3,426
Non-controlling interests	135	1	134	569

Profit (loss) from operations (EBIT)	2,298	269	2,029	8,820
Depreciation, amortization and impairment losses	(2,657)	-	(2,657)	(10,639)

EBITDA	4,955	269	4,686	19,459
EBITDA margin (%)	33.1	-	31.3	31.6

Personnel costs	(3,320)	(33)[g]	(3,287)	(13,024)
Personnel cost ratio (%)	22.2	-	21.9	21.1

a	Non staff-related restructuring expenses as well as voluntary redundancy and severance payments.
b	Restructuring and other expenses.
c	Mainly gains on the disposal of T-Systems Media&Broadcast in the Systems Solutions operating segment.
d	Mainly costs from the sale of Vivento business units at the Group Headquarters & Shared Services operating segment and voluntary redundancy and severance payments for salaried employees.
e	Mainly expenses for interest added back to provisions in connection with the early retirement of civil servants as well as interest added back to provisions for partial retirement arrangements.
f	Tax effect from special factors on profit before income taxes.
g	Voluntary redundancy and severance payments for salaried employees.

Deutsche Telekom 1. Quartal 2009

Free cash flow in the Group.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow.

	Q1 2009 millions of €	Q1 2008 millions of €	FY 2008 millions of €
Cash generated from operations	3,431	3,768	17,625
Interest received (paid)	(630)	(437)	(2,257)
Net cash from operating activities	2,801	3,331	15,368
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,611)	(1,792)	(8,707)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	190	1,539	6,661
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	61	90	372
Free cash flow before dividend payments	251	1,629	7,033

Deutsche Telekom 1. Quartal 2009

 Gross and net debt in the Group.

 Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, derivative financial liabilities and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

 Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial assets and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives as well as other interest-bearing financial assets.

 Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies.

Reconciliation of the Group’s gross and net debt.

	Mar. 31, 2009 millions of €	Dec. 31, 2008 millions of €	Mar. 31, 2008 millions of €
Bonds	39,659	34,302	31,712
Liabilities to banks	4,670	4,222	3,936
Liabilities to non-banks from promissory notes	1,036	887	733
Derivative financial liabilities	755	1,053	1,321
Lease liabilities	1,987	2,009	2,100
Other financial liabilities	1,030	974	451
Gross debt	49,137	43,447	40,253
Cash and cash equivalents	4,113	3,026	2,271
Available-for-sale/held-for-trading financial assets	436	101	112
Derivative financial assets	1,211	1,598	718
Other financial assets	544	564	1,258
Net debt	42,833	38,158	35,894

Investor Relations calendar.

Financial calendar.

Dates[a]
August 6, 2009	Report on the first half of 2009, Deutsche Telekom
November 5, 2009	Report on the first three quarters of 2009, Deutsche Telekom

a	Dates not yet finalized

Further dates are published on the Internet at www.telekom.com.

Glossary.

 All-IP.

 Next generation network that provides real-time and non-real time multimedia services in heterogeneous environments.

 Call center.

 A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

 Desktop services.

 Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

 DSL – Digital Subscriber Line.

 In Deutsche Telekom’s service portfolio as:

ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

ADSL2+ – Successor product to ADSL for a higher data rate.

VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

 EDGE – Enhanced Data Rates for GSM Evolution.

 EDGE makes it possible to increase data transmission rates in GSM networks to up to 220 kbit/s.

 GSM – Global System for Mobile Communications.

 International standard in various frequency ranges for digital mobile communications.

 HSDPA/HSUPA – High-Speed Downlink/Uplink Packet Access.

 Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range for both the downlink and the uplink.

 ICT – Information and Communication Technology.

 Interconnection.

 Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

 Internet/intranet.

 The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

 IP – Internet Protocol.

 Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

 IP-BSA – IP-Bitstream Access.

 A wholesale product for which Deutsche Telekom leases DSL lines to the competitor and transports the datastream via its concentrator network to the associated broadband point of presence (PoP) where the datastream is handed over to the competitor. In contrast to voluntary DSL resale, IP-BSA is a wholesale service required by the regulatory authority. This product is available in conjunction with a Deutsche Telekom PSTN line or as a DSL stand-alone variant (please refer to IP-BSA SA).

 IP-BSA SA – IP-BSA Stand Alone.

 A wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

 IPTV – Internet Protocol Television.

 A system whereby a digital television service is delivered using the Internet Protocol.

 kbit – Kilobit.

 Unit of data transmission speed. 1,024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

 Mbit – Megabit.

 Unit of data transmission speed. 1 Mbit = 1,024 kbit.

 MNO – Mobile Network Operator

 cf. MVNO.

 MVNO – Mobile Virtual Network Operator

 Mobile virtual network operators market mobile communications products under their own brand name. They do not have a physical network infrastructure but instead use that of an established mobile network operator.

 Optical fiber.

 Channel for optical data transmission.

 Prepay.

 In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contractual obligations.

 PSTN – Public Switched Telephone Network.

 Term generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

 Resale.

 Resale of products to competitors (see also Wholesale).

 Roaming.

 A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the GSM system.

 SIM card – Subscriber Identification Module card.

 Chip card that is inserted into a cell phone to identify it in the mobile network.

 SMS and MMS.

 The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS and MMS in particular refer not only to the services, but also to the messages themselves.

 UMTS – Universal Mobile Telecommunications System.

 Third-generation international mobile communications standard that unites mobile multimedia and telematics services in various frequency spectrums.

 VDSL.

See DSL.

VoIP – Voice over Internet Protocol.
Statement of compliance.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

Deutsche Telekom 1. Quartal 2009

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution.

Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, movements in exchange rates and interest rates, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Contacts.

 Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone     +49 (0) 228 181 49 49

Fax           +49 (0) 228 181 9 40 04

This Interim Group Report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information on products of Deutsche Telekom AG www.telekom.com

Deutsche Telekom 1. Quartal 2009

Investor Relations, Bonn office

Phone      +49 (0) 228 181 8 88 80

Fax           +49 (0) 228 181 8 88 99

E-mail:     investor.relations@telekom.de

Investor Relations, New York office

Phone      +1 212 424 2959

Phone      +1 877 DT SHARE (toll-free)

Fax           +1 212 424 2977

E-mail:     investor.relations@usa.telekom.de

The English version of the Interim Group Report for the first quarter of 2009 is a translation of the German version of the Interim Group Report.

The German version of this Interim Group Report is legally binding.

This Interim Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 200 160 (German)

KNr. 642 200 161 (English)

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for Southern and Eastern Europe

Date: May 8, 2009